SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

(1)	A copy of next day disclosure return of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 26, 2023.

(2)	An announcement made by the Registrant on October 26, 2023 with respect to the connected transaction in relation to the increase of capital in Sinopec Hunan Petrochemical Company Limited.

(3)	The Third Quarterly Report for 2023 filed by the Registrant on October 26, 2023.

(4)	Terms of Reference of the Audit Committee under the Board filed by the Registrant on October 26, 2023.

(5)	A copy of next day disclosure return of the Registrant, made by the Registrant on October 27, 2023.

Document 1

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission

Name of Issuer:	China Petroleum & Chemical Corporation

Date Submitted:	26 October 2023

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”)

Section I
1. Class of shares	Ordinary shares	Type of shares	H	Listed on SEHK (Note 11)		Yes
Stock code (if listed)	00386	Description
Issues of shares (Notes 6 and 7)		No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount(-)/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 25 October 2023		24,748,248,600
1). Repurchase of shares (or other securities) but not cancelled Date of changes 15 September 2023		8,620,000	0.01%			%
2). Repurchase of shares (or other securities) but not cancelled Date of changes 18 September 2023		5,854,000	0.005%			%
3). Repurchase of shares (or other securities) but not cancelled Date of changes 19 September 2023		5,812,000	0.005%			%

4). Repurchase of shares (or other securities) but not cancelled Date of changes 20 September 2023	5,786,000	0.005%	%
5). Repurchase of shares (or other securities) but not cancelled Date of changes 21 September 2023	5,840,000	0.005%	%
6). Repurchase of shares (or other securities) but not cancelled Date of changes 22 September 2023	580,000	0.0005%	%
7). Repurchase of shares (or other securities) but not cancelled Date of changes 25 September 2023	90,000	0.0001%	%
Closing balance as at (Note 8) 26 October 2023	24,748,248,600

2. Class of shares	Ordinary shares	Type of shares	A	Listed on SEHK (Note 11)		No
Stock code (if listed)		Description	Listed on Shanghai Stock Exchange (stock code: 600028)
Issues of shares (Notes 6 and 7)		No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount(-)/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 25 October 2023		95,115,471,046
1). Repurchase of shares (or other securities) but not cancelled Date of changes 21 September 2023		10,000,000	0.01%			%

2). Repurchase of shares (or other securities) but not cancelled Date of changes 26 September 2023	4,360,000	0.004%	%
3). Repurchase of shares (or other securities) but not cancelled Date of changes 27 September 2023	1,759,115	0.001%	%
4). Repurchase of shares (or other securities) but not cancelled Date of changes 28 September 2023	3,480,900	0.003%	%
5). Repurchase of shares (or other securities) but not cancelled Date of changes 09 October 2023	1,110,500	0.001%	%
6). Repurchase of shares (or other securities) but not cancelled Date of changes 10 October 2023	4,789,500	0.004%	%
7). Repurchase of shares (or other securities) but not cancelled Date of changes 11 October 2023	6,000,000	0.005%	%
8). Repurchase of shares (or other securities) but not cancelled Date of changes 12 October 2023	4,000,000	0.003%	%
9). Repurchase of shares (or other securities) but not cancelled Date of changes 13 October 2023	4,200,000	0.004%	%
10). Repurchase of shares (or other securities) but not cancelled Date of changes 16 October 2023	5,000,063	0.004%	%
11). Repurchase of shares (or other securities) but not cancelled Date of changes 17 October 2023	2,094,070	0.002%	%

12). Repurchase of shares (or other securities) but not cancelled Date of changes 18 October 2023	10,005,900	0.01%	%
13). Repurchase of shares (or other securities) but not cancelled Date of changes 19 October 2023	8,200,000	0.01%	%
14). Repurchase of shares (or other securities) but not cancelled Date of changes 20 October 2023	5,500,000	0.005%	%
15). Repurchase of shares (or other securities) but not cancelled Date of changes 23 October 2023	2,500,000	0.002%	%
16). Repurchase of shares (or other securities) but not cancelled Date of changes 24 October 2023	2,320,000	0.002%	%
17). Repurchase of shares (or other securities) but not cancelled Date of changes 25 October 2023	2,680,000	0.002%	%
18). Repurchase of shares (or other securities) but not cancelled Date of changes 26 October 2023	2,680,000	0.002%	%
Closing balance as at (Note 8) 26 October 2023	95,115,471,046

Remarks:
Issued shares as a % of existing number of issued shares before relevant share issue is calculated with reference to the Company's total number of issued shares of 119,863,719,646 shares (comprising 24,748,248,600 H shares and 95,115,471,046 A shares) after share cancellation on 8 September 2023.

We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:
(Note 9)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 10);

(v)
all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)
completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)
the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.
Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.

3.
Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.
The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.
Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:
•	“issues of shares” should be construed as “repurchases of shares”; and
•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”.

7.	In the context of a redemption of shares:
•	“issues of shares” should be construed as “redemptions of shares”;
•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and
•	“issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

9.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.

10.	“Identical” means in this context:
•	the securities are of the same nominal value with the same amount called up or paid up;
•
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

11.	SEHK refers to Stock Exchange of Hong Kong.

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange

Section II
1. Class of shares	Ordinary shares	Type of shares	A		Listed on SEHK (Note)		No
Stock code (if listed)		Description	Listed on Shanghai Stock Exchange (stock code:600028)
A. Purchase report
Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $		Lowest price paid $		Total paid $
1). 26 October 2023	2,680,000	On another stock exchange Shanghai Stock Exchange	RMB	5.55	RMB	5.48	RMB	14,787,478
Total number of securities purchased	2,680,000				Total paid $		RMB	14,787,478
B. Additional information for issuer whose primary listing is on the Exchange
1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)							(a)
2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue								%

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules / GEM Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 12 April 2023 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Remarks:
In relation to repurchase of H shares, the above B 2) % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution was calculated based on the Company's total number of issued shares of 119,896,407,646 shares on 30 May 2023 (comprising 24,780,936,600 H shares and 95,115,471,046 A shares).

Note to Section II:             Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by:	Huang Wensheng
(Name)

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other Duly Authorised Officer)

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Connected Transaction
Capital Increase in Hunan Petrochemical

CAPITAL INCREASE

The Board is pleased to announce that on 26 October 2023, the Company, the Assets Company and Hunan Petrochemical entered into the Capital Increase Agreement to agree upon the Capital Increase in Hunan Petrochemical. Pursuant to the Capital Increase Agreement, the Company shall make a capital contribution to Hunan Petrochemical with the Capital Contribution Assets of Sinopec Corp. equivalent to RMB5,600,332,800 and cash of RMB4,300,000,000, of which RMB3,593,975,929 will be contributed to the registered capital of Hunan Petrochemical and the remaining part will be booked in the capital reserve of Hunan Petrochemical; the Assets Company shall make a capital contribution to Hunan Petrochemical with the Capital Contribution Assets of Assets Company equivalent to RMB1,077,583,900, of which RMB391,179,840 will be contributed to the registered capital of Hunan Petrochemical and the remaining part will be booked in the capital reserve of Hunan Petrochemical. Upon completion of the Transaction, the registered capital of Hunan Petrochemical will be increased from RMB3,000,000,000 to RMB6,985,155,769, of which the shareholding of the Company will be increased from 55.00% to 75.07% and the shareholding of the Assets Company will be decreased from 45.00% to 24.93%. Hunan Petrochemical will remain a non-wholly owned subsidiary of the Company. The registered capital and shareholding ratio ultimately acquired by each party in the Transaction shall be based on the appraised values filed with the competent authority of state-owned assets and adjusted according to the audited data for the period for continuing operation from the Valuation Date to the Assets Delivery Date.

LISTING RULES IMPLICATIONS

As at the date of this announcement, the Assets Company is a wholly-owned subsidiary of China Petrochemical Corporation, the controlling shareholder of the Company, therefore the Assets Company is an associate of China Petrochemical Corporation and a connected person of the Company; in addition, Hunan Petrochemical is held as to 55% and 45% by the Company and the Assets Company respectively, therefore Hunan Petrochemical constitutes a connected subsidiary of the Company and a connected person of the Company. As such, the Transaction contemplated under the Capital Increase Agreement constitutes a connected transaction of the Company pursuant to Chapter 14A of the Listing Rules. Since one or more of the applicable percentage ratios as calculated on an aggregate basis with the Previous Transaction are more than 0.1% but less than 5%, the Capital Increase is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

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INTRODUCTION

The Board is pleased to announce that, in order to further enhance the level of the Company’s integrated refining and petrochemical operations, improve the ability to coordinate and optimise the allocation of regional resources, and strengthen the Company’s comprehensive competitiveness in the locations where it operates, on 26 October 2023, the Company, the Assets Company and Hunan Petrochemical entered into the Capital Increase Agreement to agree upon the Capital Increase in Hunan Petrochemical. Pursuant to the Capital Increase Agreement, the Company shall make a capital contribution to Hunan Petrochemical with the Capital Contribution Assets of Sinopec Corp. equivalent to RMB5,600,332,800 and cash of RMB4,300,000,000 (such capital contribution in cash is intended to be used for the construction of Hunan Petrochemical’s Ethylene Refining and Petrochemical Integration Project (乙烯煉化一體化項目)), of which RMB3,593,975,929 will be contributed to the registered capital of Hunan Petrochemical and the remaining part will be booked in the capital reserve of Hunan Petrochemical; the Assets Company shall make a capital contribution to Hunan Petrochemical with the Capital Contribution Assets of Assets Company equivalent to RMB1,077,583,900, of which RMB391,179,840 will be contributed to the registered capital of Hunan Petrochemical and the remaining part will be booked in the capital reserve of Hunan Petrochemical. Upon completion of the Transaction, the registered capital of Hunan Petrochemical will be increased from RMB3,000,000,000 to RMB6,985,155,769, of which the shareholding of the Company will be increased from 55.00% to 75.07% and the shareholding of the Assets Company will be decreased from 45.00% to 24.93%. Hunan Petrochemical will remain a non-wholly owned subsidiary of the Company. The registered capital and shareholding ratio ultimately acquired by each party in the Transaction shall be based on the appraised values filed with the competent authority of state-owned assets and adjusted according to the audited data for the period for continuing operation from the Valuation Date to the Assets Delivery Date.

PRINCIPAL TERMS OF THE CAPITAL INCREASE AGREEMENT

Date	:	26 October 2023

Parties	:	(1) the Company; (2) the Assets Company; and (3) Hunan Petrochemical.

Capital Increase	:
The registered capital of Hunan Petrochemical will be increased from RMB3,000,000,000 to RMB6,985,155,769. In particular, the Company shall make a capital contribution to Hunan Petrochemical with the Capital Contribution Assets of Sinopec Corp. equivalent to RMB5,600,332,800 and cash of RMB4,300,000,000, of which RMB3,593,975,929 will be contributed to the registered capital of Hunan Petrochemical and the remaining part will be booked in the capital reserve of Hunan Petrochemical; the Assets Company shall make a capital contribution to Hunan Petrochemical with the Capital Contribution Assets of Assets Company equivalent to RMB1,077,583,900, of which RMB391,179,840 will be contributed to the registered capital of Hunan Petrochemical and the remaining part will be booked in the capital reserve of Hunan Petrochemical.

2

Since the renewal of the Business License by Hunan Petrochemical for the Transaction, the registered capital subscribed for by Sinopec Corp. shall be RMB5,243,975,929, representing 75.07% of the equity interest; and the registered capital subscribed for by the Assets Company shall be RMB1,741,179,840, representing 24.93% of the equity interest. The registered capital ultimately subscribed for by both parties and their shareholding ratios shall be based on the appraised values filed with the competent authority and adjusted according to the audited data for the period for continuing operation from the Valuation Date to the Assets Delivery Date.

Upon the issuance of the new Business License, each party shall be entitled to enjoy the corresponding shareholder’s rights and assume the shareholder’s obligations in accordance with the proportion of the paid-up portion of the subscribed registered capital as mentioned above.

Transitional Arrangements	:
The profit or loss of Hunan Petrochemical from the Valuation Date and the Assets Delivery Date shall be enjoyed and borne by Sinopec Corp. and the Assets Company in proportion to their original shareholdings.

Registration of Change	:
The Capital Contribution Assets shall be delivered on 1 January 2024 and the relevant property rights transfer and registration procedures shall be completed in accordance with legal requirements. Sinopec Corp.’s capital contribution of RMB4,300,000,000 in cash shall be paid up by 30 April 2024, and the date of payment shall be referred to as the “Payment Date of Cash Contribution”. The parties shall complete the registration procedures for the changes related to the Capital Increase with the registration department and obtain a new Business License after the date of the Capital Increase Agreement and before 31 January 2024.

Conditions Precedent	:
Subject to the fulfilment of the following conditions or the following conditions being appropriately waived by the entitled parties, Sinopec Corp. and the Assets Company shall transfer the Capital Contribution Assets to Hunan Petrochemical on the Assets Delivery Date in accordance with the Capital Increase Agreement; and Sinopec Corp.’s capital contribution of RMB4,300,000,000 in cash shall be transferred to the bank account of Hunan Petrochemical by 30 April 2024:

(1)   the Capital Increase Agreement and the Articles of Association of Hunan Petrochemical (the “Transaction Agreements”) have been duly signed by the relevant parties;

(2)   the parties have obtained the required prior consents, approvals or licenses from governmental authorities and other third-party entities, as applicable, in respect of the Capital Increase;

(3)   the internal competent decision-making bodies of the parties have passed the relevant resolutions to consent to the Capital Increase;

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(4)   Sinopec Corp. and the Assets Company have each taken all necessary measures to ensure that the policyholders and beneficiaries of the insurance relating to their respective Capital Contribution Assets can be changed to Hunan Petrochemical on the Assets Delivery Date;

(5)   the representations and warranties made by each of the parties in the Capital Increase Agreement and the other Transaction Agreements are true and accurate and continue to be true and accurate in all material respects up to the Assets Delivery Date (as if made again on the Assets Delivery Date and on the Payment Date of Cash Contribution);

(6)   each of the parties has performed in all material respects any of the agreements, covenants, conditions and obligations to be performed or complied with by it under the Transaction Agreements;

(7)   no law or governmental order has been enacted, issued, promulgated, implemented or passed by any governmental authority that would render the Capital Increase unlawful or otherwise restrict or prohibit the Capital Increase; and there are no outstanding and potential administrative penalties, disputes, controversies, litigations, arbitrations, claims and/or other legal proceedings that have had or would have a material adverse effect on Hunan Petrochemical or the performance by it of its obligations under the Transaction Agreements and the Capital Increase; and

(8)   there have been no material adverse changes in Hunan Petrochemical from the date of the Transaction Agreements to the Assets Delivery Date and the Payment Date of Cash Contribution.

Delivery of Capital Contribution Assets	:
Subject to compliance with the terms and conditions of the Capital Increase Agreement and the conditions precedent stipulated under the Capital Increase Agreement being satisfied in full or waived by the entitled parties, Sinopec Corp. and the Assets Company shall carry out the transfer of the Capital Contribution Assets under the Capital Increase Agreement. The transfer of the Capital Contribution Assets by Sinopec Corp. and the Assets Company shall take place on the same date, which shall be referred to as the “Assets Delivery Date”, i.e. 1 January 2024.

On the Assets Delivery Date, Sinopec Corp. and the Assets Company shall deliver the Capital Contribution Assets and all relevant information to Hunan Petrochemical in one go. Hunan Petrochemical shall conduct inventory and confirmation of the assets listed in the Capital Increase Agreement with Sinopec Corp. and the Assets Company. After the inventory and confirmation, the authorised representatives designated by each of Sinopec Corp., the Assets Company and Hunan Petrochemical shall jointly sign a confirmation of the transfer of assets.

4

From the Assets Delivery Date, all rights and obligations and risks of damage and loss of the Capital Contribution Assets shall be deemed to have been transferred from Sinopec Corp. and the Assets Company to Hunan Petrochemical, and Hunan Petrochemical shall have the full rights of possession, use, revenue and disposal of such assets.

The policyholders and beneficiaries of the property insurance related to the Capital Contribution Assets shall be changed to Hunan Petrochemical on the Assets Delivery Date.

Breach of Contract and Compensation	:
An event of default under the Capital Increase Agreement (an “Event of Default”) shall be constituted by either party to the Capital Increase Agreement (i) if any of its representations and warranties under the Capital Increase Agreement are untrue or inaccurate or (ii) if it breaches any of its undertakings or covenants under the Capital Increase Agreement.

Upon the occurrence of an Event of Default, the defaulting party shall, upon receipt of a written notice from the non-defaulting party requesting for rectification of the default or taking of remedial measures, immediately rectify the default or take effective remedial measures within the time limit set out in the notice so as to save the non- defaulting party from damages.

The defaulting party shall compensate the other parties for any direct damage or loss suffered by the other parties as a result of the occurrence of an Event of Default by one party.

Effectiveness and Termination of the Agreement	:
The Capital Increase Agreement shall be formed and become effective on the date it is duly signed/chopped by the parties or their authorised representatives and chopped with the official chop by each of them.

The Capital Increase Agreement may only be terminated in the circumstances: (i) if any governmental body issues an order, decree or ruling, or has taken any other action, restricting, preventing or otherwise enjoining the Capital Increase and such order, decree, ruling or other action is final and not subject to a petition for review, suit or appeal, then either party may terminate the Capital Increase Agreement; or (ii) the Capital Increase Agreement may be terminated by written agreement reached by all parties through negotiation.

Governing Law and Dispute Resolution	:
The Capital Increase Agreement shall be governed by and construed in accordance with the laws of the PRC.

In the event of any dispute, controversy or claim arising out of or in connection with the Capital Increase Agreement or the breach, termination or validity thereof, such matter shall be referred to the senior management of each party for resolution immediately upon written request by either party. Such senior management shall meet as soon as reasonably practicable and shall make an effort in good faith to negotiate or mediate

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internally to reach a resolution of the dispute. If the parties are unable to resolve the dispute within 45 days of receipt of such written request, either party may submit the dispute to a court of competent jurisdiction for litigation.

INFORMATION ON HUNAN PETROCHEMICAL

Basic Information of Hunan Petrochemical

Hunan Petrochemical is a company incorporated on 28 February 2020 with limited liability under the laws of the PRC. Its principal businesses include petroleum processing, production of synthetic rubber, epoxy resin, caprolactam and coal chemical products. The following table sets out the key financial data of Hunan Petrochemical for the two years ended 31 December 2022 and the nine months ended 30 September 2023 prepared under the China Accounting Standards for Business Enterprises:

Unit: RMB’0,000

	As at 31 December 2021	As at 31 December 2022	As at 30 September 2023
	(Audited)	(Audited)	(Unaudited)

Total assets	1,483,818.42	2,241,649.70	2,501,006.94
Net assets	460,349.77	442,617.46	621,298.18

	For the year ended 31 December 2021	For the year ended 31 December 2022	For the nine months ended 30 September 2023
	(Audited)	(Audited)	(Unaudited)

Operating income	1,999,623.31	1,990,008.74	1,374,652.18
Profit before taxation	-3,413.39	-92,005.52	171,515.55
Net profit	-14,731.46	-120,630.79	165,162.04

In the next step, Hunan Petrochemical will give full play to the complementary advantages of the relevant businesses of the Capital Contribution Assets, and gradually realise the integrated operation of the whole industrial chain from crude oil processing to modern chemicals, so as to further enhance its market competitiveness and risk resistance.

6

Shareholding Structure of Hunan Petrochemical prior to and upon Completion of the Capital Increase

The capital contributions by respective shareholders of Hunan Petrochemical and their proportions in the registered capital of Hunan Petrochemical as at the date of this announcement and upon completion of the Capital Increase are set out as follows:

Name of shareholders	As at the date of this announcement		Upon completion of the Capital Increase

	Capital contribution to the registered capital	Proportion	Capital contribution to the registered capital	Proportion
	(RMB)	(%)	(RMB)	(%)

The Company	1,650,000,000	55.00	5,243,975,929	75.07
The Assets Company	1,350,000,000	45.00	1,741,179,840	24.93
Total	3,000,000,000	100.00	6,985,155,769	100.00

Upon completion of the Capital Increase, Hunan Petrochemical will remain a non-wholly owned subsidiary of the Company and its financial statements will continue to be consolidated into the consolidated financial statements of the Company.

INFORMATION ON THE CAPITAL CONTRIBUTION ASSETS

Under the Capital Increase, the Company will subscribe for the additional registered capital of Hunan Petrochemical with the Capital Contribution Assets of Sinopec Corp. as well as its self-owned monetary funds, and the Assets Company will subscribe for the additional registered capital of Hunan Petrochemical with the Capital Contribution Assets of Assets Company, respectively.

Capital Contribution Assets of Sinopec Corp.

The assets of Sinopec Corp. Changling Branch included in the scope of the capital contribution for the Transaction are production- and operation-related assets as at the Valuation Date, which mainly include assets related to petroleum refining, and production, sales, storage and transportation of petrochemical and other chemical products. The following table sets out the key financial data of the Capital Contribution Assets of Sinopec Corp. for the two years ended 31 December 2022 and the nine months ended 30 September 2023 prepared under the China Accounting Standards for Business Enterprises:

Unit: RMB’0,000

	As at 31 December 2021	As at 31 December 2022	As at 30 September 2023
	(Audited)	(Audited)	(Unaudited)

Total assets	865,360.14	903,418.93	891,019.78
Net assets	473,406.07	484,588.47	515,133.93

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Unit: RMB’0,000

	For the year ended 31 December 2021	For the year ended 31 December 2022	For the nine months ended 30 September 2023
	(Audited)	(Audited)	(Unaudited)

Operating income	4,118,176.75	5,641,346.52	4,130,837.41
Profit before taxation	130,824.69	94,587.47	104,192.70
Net profit	95,996.76	71,479.65	77,602.26

As at 31 December 2022, the original book value of the Capital Contribution Assets of Sinopec Corp. amounted to RMB18,576.7849 million, depreciation and amortisation accrued amounted to RMB8,849.1972 million, impairment provision amounted to RMB693.3984 million and the net book value amounted to RMB9,034.1893 million, and the aforesaid financial data had been audited; as at 30 September 2023, the original book value of the Capital Contribution Assets of Sinopec Corp. amounted to RMB18,971.6125 million, depreciation and amortisation accrued amounted to RMB9,369.9650 million, impairment provision amounted to RMB691.4497 million and the net book value amounted to RMB8,910.1978 million, and the aforesaid financial data were unaudited.

Capital Contribution Assets of Assets Company

The Capital Contribution Assets of Assets Company include the assets of the Assets Company Baling Branch and the assets of the Assets Company Changling Branch. The assets of the Assets Company Baling Branch included in the scope of capital contribution for the Transaction are certain production- and operation-related assets such as land use rights and real estate as at the Valuation Date; the assets of the Assets Company Changling Branch included in the scope of capital contribution for the Transaction are production- and operation-related assets, including dock loading and unloading, asphalt, water supply business, and some land use rights and other assets as at the Valuation Date. Such assets have good synergies with Sinopec Corp.’s related businesses.

Financial Data on the Assets of the Assets Company Baling Branch Used for Capital Contribution

As at 31 December 2022, the original book value of the assets of the Assets Company Baling Branch used for capital contribution amounted to RMB71.0961 million, depreciation and amortisation accrued amounted to RMB50.6482 million, impairment provision amounted to RMB6.1087 million and the net book value amounted to RMB14.3392 million, and the aforesaid financial data were unaudited; as at 30 September 2023, the original book value of the assets of the Assets Company Baling Branch used for capital contribution amounted to RMB79.5833 million, depreciation and amortisation accrued amounted to RMB52.0288 million, impairment provision amounted to RMB6.1087 million and the net book value amounted to RMB21.4458 million, and the aforesaid financial data were unaudited.

In view of the fact that the assets of the Assets Company Baling Branch used for capital contribution are independent assets such as land use rights and real estate, independent accounting on the profit or loss of such assets is not required to be carried out by the Assets Company Baling Branch under relevant accounting standards, and therefore there is no corresponding profit before taxation and net profit for such assets for the two years ended 31 December 2022 and the nine months ended 30 September 2023 respectively.

8

Financial Data on the Assets of the Assets Company Changling Branch Used for Capital Contribution

The following table sets out the key financial data of the assets of the Assets Company Changling Branch used for capital contribution for the two years ended 31 December 2022 and the nine months ended 30 September 2023 prepared under the China Accounting Standards for Business Enterprises:

Unit: RMB’0,000

	As at 31 December 2021	As at 31 December 2022	As at 30 September 2023
	(Audited)	(Audited)	(Unaudited)

Total assets	52,890.79	72,675.02	58,777.84
Net assets	11,434.22	17,233.71	3,074.68

	For the year ended 31 December 2021	For the year ended 31 December 2022	For the nine months ended 30 September 2023
	(Audited)	(Audited)	(Unaudited)

Operating income	35,572.31	21,691.54	20,364.66
Profit before taxation	-7,863.99	-13,673.23	340.19
Net profit	-8,000.00	-13,985.37	110.01

As at 31 December 2022, the original book value of the assets of the Assets Company Changling Branch used for capital contribution amounted to RMB1,066.0273 million, depreciation and amortisation accrued amounted to RMB277.8873 million, impairment provision amounted to RMB61.3898 million and the net book value amounted to RMB726.7502 million, and the aforesaid financial data had been audited. As at 30 September 2023, the original book value of the assets of the Assets Company Changling Branch used for capital contribution amounted to RMB943.4408 million, depreciation and amortisation accrued amounted to RMB294.2726 million, impairment provision amounted to RMB61.3898 million and the net book value amounted to RMB587.7784 million, and the aforesaid financial data were unaudited.

Among the assets of the Assets Company Changling Branch used for capital contribution, the water supply business has been profitable; the asphalt business has been in a loss-making position in the past two years due to factors such as weak market demand, which has gradually recovered this year; and the assets related to the dock business have been in the period of upgrading and revamping in the past two years, which is expected to be completed and put into operation in November this year.

BASIS FOR DETERMINING THE CONSIDERATION FOR THE CAPITAL INCREASE

The Transaction involves the valuation of the net assets of Hunan Petrochemical and the valuation of the assets used for capital contribution of Sinopec Corp. Changling Branch, the Assets Company Baling Branch and the Assets Company Changling Branch. China United Appraisal, a valuation institution that has completed the filing for the securities services business, issued asset valuation reports as at the Valuation Date of 30 April 2023 respectively, and the valuation results by the asset-based method were adopted as the final valuation conclusions

9

Based on the valuation results and after arm’s length negotiations between Sinopec Corp. and the Assets Company, Sinopec Corp. proposes to subscribe for the additional registered capital of Hunan Petrochemical of RMB3,593,975,929 by way of capital contribution to Hunan Petrochemical with the Capital Contribution Assets of Sinopec Corp. equivalent to RMB5,600,332,800 and cash of RMB4,300,000,000, and the Assets Company proposes to subscribe for the additional registered capital of Hunan Petrochemical of RMB391,179,840 by way of capital contribution to Hunan Petrochemical with the Capital Contribution Assets of Assets Company equivalent to RMB1,077,583,900. The registered capital and shareholding ratio ultimately acquired by each party in the Transaction shall be based on the appraised values filed with the competent authority of state-owned assets and adjusted according to the audited data for the period for continuing operation from the Valuation Date to the Assets Delivery Date. The relevant valuation results are set out below:

Valuation and Pricing Basis

Net Assets of Hunan Petrochemical

As at the Valuation Date, the book value of the net assets of Hunan Petrochemical was RMB6,388.7443 million, which was valued at RMB8,264.1061 million, representing an appreciation rate of 29.35%.

Capital Contribution Assets of Sinopec Corp.

As at the Valuation Date, the book value of the net assets of the Capital Contribution Assets of Sinopec Corp. was RMB5,237.7748 million, which was valued at RMB5,600.3328 million, representing an appreciation rate of 6.92%.

Capital Contribution Assets of Assets Company

Assets of the Assets Company Baling Branch used for capital contribution

As at the Valuation Date, the book value of the net assets of the assets of the Assets Company Baling Branch used for capital contribution was RMB22.0715 million, which was valued at RMB162.8024 million, representing an appreciation rate of 637.61%.

The assets that contributed to the aforesaid high appreciation rate mainly included land use right assets and building and construction assets. The appreciation was mainly due to the fact that such land use right assets were acquired at an early stage and were recorded at a relatively low original acquisition cost, thus the book value was low, and the price of the land use rights in the Baling area has risen considerably in recent years, resulting in a high appreciation in value; the material price and labour cost of the building and construction assets as at the Valuation Date have risen substantially compared with those at the time of completion of the buildings, and at the same time, the accounting depreciation lives of certain buildings are shorter than the economic useful lives for the purpose of valuation, which led to a high appreciation in value.

Assets of the Assets Company Changling Branch used for capital contribution

As at the Valuation Date, the book value of the net assets of the assets of the Assets Company Changling Branch used for capital contribution was RMB25.6051 million, which was valued at RMB914.7815 million, representing an appreciation rate of 3,472.65%.

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The assets that contributed to the aforesaid high appreciation rate were mainly land use right assets. The appreciation was mainly due to the fact that the land use rights were acquired at an early stage and were recorded at a low original acquisition cost, thus the book value was low, and the price of the land use rights in the Changling area has risen significantly, resulting in a high appreciation in value.

Significant Valuation Assumptions and Valuation Parameters

Valuation Assumptions	:
In addition to the general assumptions such as the transaction assumption, open market assumption and asset going concern assumption, the valuation of the Capital Contribution Assets in the Transaction also adopted the special assumptions, among others: that there would be no significant changes in the prevailing national policies on macro-economics, finance, industry and taxation, that the valuation target would continue to be in operation in the future, and that each of the valuation target would be based on the existing assets as at the Valuation Date and that the prevailing market price would be based on the effective prices prevailing in the domestic market as at the Valuation Date.

Valuation Parameters	:
The key valuation parameters involved in the valuation of the Capital Contribution Assets in the Transaction are set out below:

(1)  Land use right assets

The valuation of the land use right assets included in the valuation scope was mainly conducted by using the benchmark land price coefficient correction method (基準地價係數修正法). The benchmark land price coefficient correction method utilises the results of the benchmark land price and its land price correction system for cities and towns, in accordance with the principle of substitution, compares the regional and individual conditions of the valuation target with the conditions of the publicly announced land price, and then obtains the value of the valuation target as at the Valuation Date through correction.

Calculation formula:
P ＝ Po × （1 ＋ ∑Ki） × Kv × Kn × Kt × Kp × Ks － Kf

In the formula:
Po - benchmark land price of the applicable grade (級別基準地價)
∑Ki - the sum of the corrected values of the factors in the table of correction coefficients for the regional factors of the land parcels (宗地區域因素修正係數) Kv - plot ratio correction coefficient (容積率修正係數)
Kn - term correction coefficient (年期修正係數)
Kt - correction coefficient on the date of valuation (估價期日修正係數)
Kp - correction coefficient for location deviation of land parcels (宗 地位置偏離度修正係數)
Ks - correction coefficient for topography and area of land parcels (宗 地形狀與面積修正係數)
Kf - correction value for development degree (開發程度修正數)

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(2)  Housing and building assets

The valuation of the housing and building assets included in the valuation scope was mainly conducted by using the replacement cost method. The replacement cost method is based on the principle of continuous use, using the market conditions and the conditions of housing and building assets as at the Valuation Date to calculate the full investment price required to replace similar properties, multiplied by the residue ratio of the housing and building assets after comprehensive evaluation, and finally determine the value of housing and building assets.

Calculation formula: appraised value = full replacement price ×residue ratio

(3)  Equipment assets

The valuation of the equipment assets included in the valuation scope was mainly conducted by using the replacement cost method. The replacement cost method follows the principle of continuous use, using the market conditions and the conditions of equipment assets as at the Valuation Date to calculate the full investment price required to replace similar properties, multiplied by the residue ratio of the equipment assets after comprehensive evaluation, and finally determine the value of the equipment assets.

Calculation formula: appraised value = full replacement price × residue ratio

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Capital Increase will be conducive to further enhancing the Company’s integrated refining and petrochemical operations, optimising the layout of the industrial chain, improving the ability to coordinate and optimise the allocation of regional resources and strengthening business synergies, thereby enhancing the Company’s comprehensive competitiveness in the locations where it operates.

THE OPINION OF THE DIRECTORS

As at the date of this announcement, Ma Yongsheng, Zhao Dong, Yu Baocai, Li Yonglin and Lv Lianggong, being the connected Directors, have abstained from voting on the relevant resolution approving the Transaction at the Board meeting. The Board has considered and approved the resolution on the Transaction. The Directors of the Company (including all independent non-executive Directors) are of the view that, (i) the Transaction is conducted on normal commercial terms after arm’s length negotiations; (ii) the terms and conditions of the Transaction documents are fair and reasonable; and (iii) the Transaction is in the interest of the Company and its shareholders as a whole.

12

LISTING RULES IMPLICATIONS

As at the date of this announcement, the Assets Company is a wholly-owned subsidiary of China Petrochemical Corporation, the controlling shareholder of the Company, therefore the Assets Company is an associate of China Petrochemical Corporation and a connected person of the Company; in addition, Hunan Petrochemical is held as to 55% and 45% by the Company and the Assets Company respectively, therefore Hunan Petrochemical constitutes a connected subsidiary of the Company and a connected person of the Company. As such, the Transaction contemplated under the Capital Increase Agreement constitutes a connected transaction of the Company pursuant to Chapter 14A of the Listing Rules. Since one or more of the applicable percentage ratios as calculated on an aggregate basis with the Previous Transaction are more than 0.1% but less than 5%, the Capital Increase is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

INFORMATION ON THE PARTIES

The Company

The Company is a joint stock limited company established in the PRC, principally engaged in the exploration and production, pipeline transportation and sales of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fiber and other chemical products; the import and export, including import and export agency business, of petroleum, natural gas, petroleum products, petrochemicals and chemical products, and other commodities and technologies; research, development and application of technologies and information; and hydrogen energy business and related services such as hydrogen production, storage, transportation and sales; battery charging and swapping for new energy vehicles, solar energy, wind energy and other new energy business and related services. As at the date of this announcement, China Petrochemical Corporation directly and indirectly holds 67.86% equity interest in the Company and therefore is its controlling shareholder.

The Assets Company

The Assets Company is a company established in accordance with the PRC laws with limited liability and is primarily engaged in industrial investment and investment management, refining of petroleum; production and supply of heat; production and sales of petrochemical, chemical fibre and refined chemical products (excluding hazardous products); warehousing services; leasing of land and self-owned properties. The following projects are operated by external branches: electricity business, centralised water supply, port operations and production and operation of hazardous chemicals, etc. As at the date of this announcement, China Petrochemical Corporation directly owns 100% equity interest of the Assets Company.

13

DEFINITIONS

In this announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“Articles of Association of Hunan Petrochemical”	the Articles of Association of Sinopec Hunan Petrochemical Company Limited

“Assets Company”	Sinopec Group Asset Management Co., Ltd.

“Assets Company Baling Branch”	Baling Petrochemical Branch of Sinopec Group Asset Management Co., Ltd.

“Assets Company Changling Branch”	Changling Branch of Sinopec Group Asset Management Co., Ltd.

“Assets Delivery Date”	1 January 2024

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“Capital Contribution Assets”	the Capital Contribution Assets of Sinopec Corp. and the Capital Contribution Assets of Assets Company

“Capital Contribution Assets of Assets Company”
the assets and liabilities relating to the production and operation of oil refining and petrochemical of the Assets Company Changling Branch and the Assets Company Baling Branch, which were valued at RMB1,077.5839 million in total as at the Valuation Date by adopting the asset-based method

“Capital Contribution Assets of Sinopec Corp.”
the assets and liabilities relating to the production and operation of oil refining and petrochemical of Sinopec Corp. Changling Branch, which were valued at RMB5,600.3328 million as at the Valuation Date by adopting the asset-based method

“Capital Increase” or “Transaction”
the capital increase in Hunan Petrochemical by the Company and the Assets Company in accordance with the terms and conditions of the Capital Increase Agreement, upon completion of which, the Company and the Assets Company will hold 75.07% and 24.93% of equity interest in Hunan Petrochemical, respectively

“Capital Increase Agreement”	the Capital Increase Agreement entered into by the Company, the Assets Company and Hunan Petrochemical in relation to the Capital Increase

14

“China Petrochemical Corporation”
China Petrochemical Corporation, a company established under the laws of the PRC with limited liability, an institution approved to carry out state-authorised investments and a state-controlling company

“China United Appraisal”	China United Assets Appraisal Group Co., Ltd.

“Company” or “Sinopec Corp.”
China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC, whose A shares are listed on the Shanghai Stock Exchange and H shares are listed on the Main Board of the Stock Exchange (stock code: 00386)

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Director(s)”	director(s) of the Company

“Group”	the Company and its subsidiaries from time to time

“Hunan Petrochemical”	Sinopec Hunan Petrochemical Company Limited; formerly known as Sinopec Baling Petrochemical Company Limited, renamed as Sinopec Hunan Petrochemical Company Limited on 6 June 2023

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China

“Previous Transaction”
the additional capital contribution of RMB377.8 million and RMB309.8 million respectively made by the Company and the Assets Company to Hunan Petrochemical on 28 December 2022, in proportion to their respective shareholdings in Hunan Petrochemical for the time being, which was exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules as the applicable percentage ratios calculated under Rule 14.07 of the Listing Rules were less than 0.1%; such capital contribution and the Capital Increase are subject to aggregation pursuant to Rule 14A.81 of the Listing Rules

“RMB”	Renminbi, the lawful currency of the PRC

“Sinopec Corp. Changling Branch”	Changling Branch of China Petroleum & Chemical Corporation

15

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Valuation Date”	30 April 2023

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC
26 October 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng* , Zhao Dong* , Yu Baocai# , Li Yonglin# , Lv Lianggong# , Cai Hongbin+ , Ng, Kar Ling Johnny+ , Shi Dan+ and Bi Mingjian+ .

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

16

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
The Third Quarterly Report for 2023

This announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
26 October 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng *, Zhao Dong *, Yu Baocai #, Li Yonglin #, Lv Lianggong #, Cai Hongbin +, Ng, Kar Ling Johnny +, Shi Dan + and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

中国石油化工股份有限公司

China Petroleum & Chemical Corporation

The Third Quarterly Report for 2023

26 October 2023

Beijing China

Important notice
●
The Board of Directors, the Board of Supervisors of China Petroleum & Chemical Corporation (“Sinopec Corp.” or "the Company") and its directors, supervisors and senior management warrant the authenticity, accuracy and completeness of the information contained in this report and there are no false representations, misleading statements or material omissions and severally and jointly accept full responsibility.

●	The third quarterly report for 2023 was approved at the 19th meeting of the 8th Session of the Board of Directors of Sinopec Corp. All directors attended this meeting.

●
Mr. Ma Yongsheng, Chairman, Mr. Yu Baocai, President, Ms. Shou Donghua, Chief Financial Officer and Head of the Financial Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

●	The financial statements in this quarterly report were not audited.

2

1. Principal financial data
1.1 Principal financial data and indicators
1.1.1 Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (CASs)

RMB million
	Three-month period ended 30 September				Nine-month period ended 30 September
	2023	2022 (adjusted)	2022 (before adjustment)	Changes over the same period of the preceding year (%)	2023	2022 (adjusted)	2022 (before adjustment)	Changes over the same period of the preceding year (%)
Operating income	876,259	841,196	841,196	4.2	2,469,941	2,453,322	2,453,322	0.7
Net profit attributable to equity shareholders of the Company	17,855	13,325	13,130	34.0	52,966	57,245	56,660	(7.5)
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	16,624	12,687	12,492	31.0	50,279	56,037	55,452	(10.3)
Basic earnings per share (RMB)	0.149	0.110	0.108	35.5	0.442	0.473	0.468	(6.6)
Diluted earnings per share (RMB)	0.149	0.110	0.108	35.5	0.442	0.473	0.468	(6.6)
Weighted average return on net assets(%)	2.24	1.69	1.67	0.55 percentage points	6.67	7.33	7.28	(0.66) percentage points

RMB million

	Nine-month period ended 30 September
	2023	2022 (adjusted)	2022 (before adjustment)	Changes over the same period of the preceding year (%)
Net cash flow from operating activities	98,309	59,244	59,244	65.9
	As of 30 September 2023	As of 31 December 2022 (adjusted)	As of 31 December 2022 (before adjustment)	Changes from the end of last year(%)
Total assets	2,084,435	1,951,121	1,948,640	6.8
Total equity attributable to equity shareholders of the Company	798,988	788,471	785,577	1.3
Note: In 2023, the Company adopted the requirement of the Interpretation of Accounting Standards for Business Enterprises No.16 that “the accounting treatment of exemption from initial recognition does not apply to the deferred tax related to the assets and liabilities arising from a single transaction”, and retrospectively adjusted the accounting treatments of applicable transactions which happened from 1 January 2022 to the first effective date.

3

1.1.2 Extraordinary items

RMB million
Extraordinary items	Three-months period ended 30 September 2023 (July to September) (income) /expense	Nine-months period ended 30 September 2023 (income) /expense
Net gain on disposal of non-current assets	(612)	(1,481)
Donations	34	49
Government grants	(1,392)	(3,039)
Gains on holding and disposal of various investments	(117)	(436)
Other extraordinary (income) /expenses, net	391	658
Subtotal	(1,696)	(4,249)
Tax effect	331	1,113
Total	(1,365)	(3,136)
Attributable to:
Equity shareholders of the Company	(1,231)	(2,687)
Minority interests	(134)	(449)

1.1.3 Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (IFRS)

RMB million
	Three-month period ended 30 September				Nine-month period ended 30 September
	2023	2022 (adjusted)	2022 (before adjustment)	Changes over the same period of the preceding year (%)	2023	2022 (adjusted)	2022 (before adjustment)	Changes over the same period of the preceding year (%)
Revenue	876,259	841,196	841,196	4.2	2,469,941	2,453,322	2,453,322	0.7
Operating profit	25,591	12,962	12,962	97.4	79,287	75,886	75,886	4.5
Profit attributable to shareholders of the Company	17,938	13,028	12,833	37.7	54,060	57,869	57,284	(6.6)
Basic earnings per share (RMB)	0.150	0.108	0.106	38.9	0.451	0.478	0.473	(5.6)
Diluted earnings per share (RMB)	0.150	0.108	0.106	38.9	0.451	0.478	0.473	(5.6)
Return on net assets(%)	2.25	1.66	1.64	0.59 percentage points	6.77	7.39	7.34	(0.62) Percentage points

4

RMB million

	Nine-month period ended 30 September
	2023	2022 (adjusted)	2022 (before adjustment)	Changes over the same period of the preceding year (%)
Net cash flow from operating activities	98,309	59,244	59,244	65.9
	As of 30 September 2023	As of 31 December 2022 (adjusted)	As of 31 December 2022 (before adjustment)	Changes from the end of last year(%)
Total assets	2,084,435	1,951,121	1,948,640	6.8
Total equity attributable to equity shareholders of the Company	798,152	787,600	784,706	1.3
Note: In 2023, the Company adopted the requirement of the International Accounting Standard No.12, deferred tax related to assets and liabilities arising from a single transaction, that “accounting treatment of deferred tax related to assets and liabilities arising from a single transaction for which initial recognition exemption does not apply”, and has retrospectively adjusted the accounting treatments of applicable transactions which happened from the earliest comparative period.

1.2 Significant changes in major items contained in the consolidated financial statements prepared in accordance with CASs.
Items of Consolidated Balance Sheet	As of 30 September 2023	As of 31 December 2022	Increase/ (Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Financial assets held for trading	3	2	1	50.0	Impact of changes in fair value of funds held by the Company.
Derivative financial assets	10,196	19,335	(9,139)	(47.3)	Impact of changes in fair value of hedging business.
Derivative financial debts	11,544	7,313	4,231	57.9
Accounts receivable	89,706	46,364	43,342	93.5	Increase in accounts receivable due to the rising sales volume of refined oil and other products.
Receivables financing	8,341	3,507	4,834	137.8	Some refined oil products business was changed to be settled by bills.
Prepayments	11,395	7,956	3,439	43.2	Increase in procurement prepayments of crude oil and some merchandise.
Short-term loans	89,152	21,313	67,839	318.3	Increase in low-interest short-term loans to meet the capital needs of production and operating activities in reporting period.
Bills payable	17,711	10,782	6,929	64.3	Procurement of some crude oil and raw material was settled by bills.
Employee benefits payable	25,561	13,617	11,944	87.7	Impact of increase in payable performance-based salary.
Non-current liabilities due within one year	26,739	62,844	(36,105)	(57.5)	Decrease in long-term loans and debentures payable due within one year.
Long-term loans	187,684	94,964	92,720	97.6	Increase in low-interest long-term loans to meet the capital needs of

5

Items of Consolidated Balance Sheet	As of 30 September 2023	As of 31 December 2022	Increase/ (Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
					investment, production and operating activities.
Other comprehensive income	902	3,072	(2,170)	(70.6)	Impact of foreign currency translation difference.
Specific reserve	3,873	2,813	1,060	37.7	Increase in accrued safety production expenses during the reporting period.

Items of Consolidated Income Statement	Nine-months period ended 30 September 2023	Nine-months period ended 30 September 2022	Increase/ (Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Other income	7,679	5,848	1,831	31.3	Year-on-year increase in VAT refunds of import LNG.
Investment income/(loss)	2,190	(6,011)	8,201	-	Impact of changes in profit and loss of hedging business and associates and joint ventures.
(Losses)/gains from changes in fair value	(5,663)	1,765	(7,428)	-	Impact of floating loss of hedging business.
Credit impairment (loss)/reversals	(86)	139	(225)	-	Increase in bad debt losses on certain account receivables.
Asset disposal gains	1,481	249	1,232	494.8	Increase in gains from certain pipeline assets disposal.
Non-operating income	1,158	1,677	(519)	(30.9)	Gains from acquisition involving entities not under common control in previous reporting period and no such item in reporting period.

Items of Consolidated Income Statement	Three-month period ended 30 September 2023	Three-month period ended 30 September 2022	Increase/ (Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	（%）
Net profit attributable to equity shareholders of the Company	17,855	13,325	4,530	34.0	Oil and petrochemical market picked up, margin of refining and chemical products recovered and sales volume of refined oil products increased, overall margin of the Company increased year-on-year.
Net profit attributable to equity shareholders of the Company excluding	16,624	12,687	3,937	31.0	Oil and petrochemical market picked up, margin of refining and chemical products recovered and

6

Items of Consolidated Income Statement	Three-month period ended 30 September 2023	Three-month period ended 30 September 2022	Increase/ (Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	（%）
extraordinary gains and losses					sales volume of refined oil products increased, overall margin of the Company increased year-on-year.
Basic earnings per share (RMB)	0.149	0.110	0.039	35.5	Oil and petrochemical market picked up, margin of refining and chemical products recovered and sales volume of refined oil products increased, overall margin of the Company increased year-on-year.
Diluted earnings per share (RMB)	0.149	0.110	0.039	35.5	Oil and petrochemical market picked up, margin of refining and chemical products recovered and sales volume of refined oil products increased, overall margin of the Company increased year-on-year.

Items of Consolidated Cash Flow Statement	Nine-months period ended 30 September 2023	Nine-months period ended 30 September 2022	Increase/(Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Net cash flow from operating activities	98,309	59,244	39,065	65.9	Decreased in funds occupied by inventory of crude oil and refined oil products and impact of payment of deferred taxes in the same period of last year.
Other cash received relating to operating activities	109,031	211,117	(102,086)	(48.4)	Decrease in margins of derivative business.
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	3,828	218	3,610	1,656.0	Increase in disposal of fixed assets in reporting period.
Cash paid for investment	(3,152)	(6,350)	3,198	-	Capital injection of some projects decreased.
Net cash paid for acquisition of subsidiaries and other entities	(73)	(7,641)	7,568	-	Part of the acquisition was paid in the same period last year and there was no this type of payment during the reporting period.
Other cash paid relating to investing activities	(63,892)	(23,172)	(40,720)	-	Increase in time deposits with maturities over three months year- on-year.

7

Items of Consolidated Cash Flow Statement	Nine-months period ended 30 September 2023	Nine-months period ended 30 September 2022	Increase/(Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Cash received from capital contribution	957	1,935	(978)	(50.5)	Decrease in capital injection of projects received from minority shareholders year-on-year.
Cash received from borrowings	580,906	432,081	148,825	34.4	Increase in borrowings for liquidity and project funds.
Cash repayments of borrowings	(460,054)	(332,437)	(127,617)	-	Impact of increase in maturing borrowings.

2. Shareholders information
Total number of shareholders and top ten shareholders at the end of the reporting period

Total number of shareholders at the end of the reporting period	Total number of shareholders was 392,731, including 387,273 holders of domestic A shares and 5,458 holders of overseas H shares.
Top ten shareholders
Name of shareholder	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	80,572,167,393	67.22	0	State-owned share
HKSCC (Nominees) Limited	24,600,321,899	20.52	Unknown	H share
中国证券金融股份有限公司	2,325,374,407	1.94	0	A share
中国石油天然气集团有限公司	2,165,749,530	1.81	0	A share
香港中央结算有限公司	1,298,615,184	1.08	0	A share
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001 沪	493,106,478	0.41	0	A share
中央汇金资产管理有限责任公司	315,223,600	0.26	0	A share
国信证券股份有限公司	235,663,324	0.20	0	A share
中国工商银行－上证 50 交易型开放式指数证券投资基金	182,213,077	0.15	0	A share
国新投资有限公司	162,602,899	0.14	0	A share
Note: Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 767,916,000 H shares, accounting for 0.6407% of the total issued share capital of Sinopec Corp. Those shareholdings were included in the total number of the shares held by HKSCC (Nominees) Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders: Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

3. Review of operating results
In the first three quarters of 2023, China’s economy continued to recover and showed a good momentum, recording a GDP growth of 5.2% year-on-year. International oil prices fluctuated with a downward trend in the first half of 2023, and rose rapidly in the third quarter. The average spot price of Platts Brent was

8

USD 82.1 per barrel, down by 19.9% year-on-year. Based on the statistics of the Company, domestic natural gas demand grew steadily with apparent consumption up by 6.4% year-on-year. Domestic demand for refined oil products rebounded with apparent consumption up by 15.1% year-on-year, among which, gasoline, diesel and kerosene consumption increased by 20.4%, 4.3% and 68.6% respectively. Domestic demand for chemicals picked up with ethylene equivalent consumption up by 6.0% year-on-year.

The Company gave full play to its integration advantages, actively responded to market changes, carried out in-depth optimization of the whole industrial chain, enhanced production and marketing coordination and achieved high-quality results. In accordance with CASs, net profit attributable to equity shareholders of the Company in the first three quarters was RMB 52.966 billion, down by 7.5% year-on-year, including RMB 17.855 billion in the third quarter, up by 34.0% year-on-year. In accordance with IFRS, profit attributable to shareholders of the Company in the first three quarters was RMB 54.060 billion, down by 6.6% year-on-year, including RMB 17.938 billion in the third quarter, up by 37.7% year-on-year.

Exploration and Production: The Company intensified efforts in high quality exploration and profitable development with sound achievements made in increasing reserves, stabilizing oil production, boosting gas output and cutting cost. In terms of exploration, we strengthened risk exploration in new regions and areas and integrated evaluation exploration, and achieved a number of oil and gas discoveries and breakthroughs in Tarim Basin and Junggar Basin etc. The construction of Shengli Jiyang Shale Oil National Demonstration Zone was moving forward efficiently. In terms of development, we continued to scale up profitable production, carried forward the capacity building of Jiyang, Tahe and West Junggar, and deepened fine-tuned development of mature oil fields. Efforts were made to bring up reserve and production of natural gas and accelerate capacity building in Shunbei Zone II and West Sichuan marine facies gas field. We strengthened integrated operation of natural gas production, supply, storage and sales, and improved the profitability of the whole natural gas business chain. The Company’s production of oil and gas in the first three quarters was 376.15 million barrels of oil equivalent, up by 3.6% year-on-year, among which natural gas production reached 992.98 billion cubic feet, up by 8.7% year-on-year. The exploration and production segment realised EBIT of RMB 41.620 billion in the first three quarters, including RMB 14.700 billion in the third quarter.

Exploration and Production	Unit	Nine-month period ended 30 September		Changes
		2023	2022	(%)
Oil and gas production	million boe	376.15	363.18	3.6
Crude oil production	million barrels	210.59	210.82	(0.1)
China	million barrels	188.24	188.05	0.1
Overseas	million barrels	22.35	22.77	(1.8)
Natural gas production	billion cubic feet	992.98	913.81	8.7
Realised crude oil price	USD/barrel	75.73	94.24	(19.6)
Realised natural gas price	USD/thousand cubic feet	7.10	7.54	(5.8)
Conversion: For domestic production of crude oil, 1 tonne = 7.1 barrels. For overseas production of crude oil,
1 tonne = 7.26 barrels. For production of natural gas, 1 cubic meter = 35.31 cubic feet.

9

Refining: The Company adhered to the integration and optimization of production and marketing, increased utilization rate and total processing volume, and maximized the performance of the business chain. We dynamically enhanced resources allocation and lowered procurement cost. We closely followed market demand, effectively optimised the rhythm of converting refined oil products to chemical feedstock and refining specialties, and increased production of marketable products such as high-grade lubricating oil and grease. We scaled up export volume and optimized export schedule and structure. In the first three quarters, the Company processed 193.74 million tonnes of crude oil, up by 7.6% year-on-year, and produced 117.52 million tonnes of refined oil products, up by 14.0%. The refining segment realised EBIT of RMB 18.700 billion in the first three quarters, including RMB 7.509 billion in the third quarter.

Refining	Unit	Nine-month period ended 30 September		Changes
		2023	2022	(%)
Refinery throughput	million tonnes	193.74	180.07	7.6
Gasoline, diesel and kerosene production	million tonnes	117.52	103.07	14.0
Gasoline	million tonnes	47.26	44.98	5.1
Diesel	million tonnes	48.45	44.92	7.9
Kerosene	million tonnes	21.81	13.17	65.6
Light chemical feedstock production	million tonnes	32.31	32.21	0.3
Light product yield	%	74.70	73.95	0.75 percentage points
Refining yield	%	94.94	95.11	(0.17) percentage points
Note : Including 100% production of domestic joint ventures.

Marketing and Distribution: The Company seized the favorable opportunity of rebounded market demand, brought our advantages of integrated business into full play, made full efforts to expand the market, and further enhanced the operating quality and scale. Active measures were taken to promote the expansion of charging and battery swapping business, expand application scenario of hydrogen business, and transform into an integrated energy service provider of petrol, gas, hydrogen, power and services. At the same time, we reinforced efforts in upgrading Sinopec-branded products and explored new business models to improve the quality and profitability of non-fuel business. Total sales volume of refined oil products for the first three quarters of the year was 180.55 million tonnes, up by 19.1% year-on-year, among which total domestic sales volume accounted for 142.61 million tonnes, up by 16.9% year-on-year. The marketing and distribution segment realised EBIT of RMB 26.528 billion in the first three quarters, including RMB 8.126 billion in the third quarter.
Marketing and Distribution	Unit	Nine-month period ended 30 September		Changes
		2023	2022	(%)
Total sales volume of refined oil products	million tonnes	180.55	151.60	19.1
Total domestic sales volume of refined oil products	million tonnes	142.61	121.99	16.9
Retail	million tonnes	91.05	79.09	15.1

10

Marketing and Distribution	Unit	Nine-month period ended 30 September		Changes
		2023	2022	(%)
Direct sales & Distribution	million tonnes	51.56	42.91	20.2
Annualised average throughput per station	tonnes/station	3,923	3,430	14.4
Note: The total sales volume of refined oil products includes the amount of refined oil marketing and trading sales volume.

Chemicals: Facing difficult situation of fast release of new capacities, the Company increased output of profitable products, strengthened cost control, and made full efforts to enhance profit. Integration of production, marketing, research and application was further cemented to steadily increase portion of high value-added products. In the first three quarters, ethylene production was 10.662 million tonnes, up by 6.6% year-on-year. The Company actively expanded domestic and overseas markets, and made full efforts to increase market sales volume and profit. The total chemical sales volume in the first three quarters reached 63.43 million tonnes, up by 5.0% year-on-year. The chemicals segment realised EBIT of RMB - 6.707 billion in the first three quarters, among which the third quarter achieved turnaround of profit with EBIT of RMB 59 million.

Chemicals	Unit	Nine-month period ended 30 September		Changes
		2023	2022	(%)
Ethylene	thousand tonnes	10,662	10,002	6.6
Synthetic resin	thousand tonnes	15,233	13,790	10.5
Monomers and polymers for synthetic fibre	thousand tonnes	5,943	6,705	(11.4)
Synthetic fibre	thousand tonnes	803	834	(3.7)
Synthetic rubber	thousand tonnes	1,052	936	12.4
Note : Including 100% production of domestic joint ventures.

Capital expenditures: In the first three quarters, total capital expenditures were RMB 108.164 billion. Capital expenditure for the exploration and production segment was RMB 50.711 billion, mainly for oil and gas production capacity construction of Jiyang and West Sichuan and storage and transportation facilities etc. Capital expenditure for the refining segment was RMB 10.524 billion, mainly for refining structural adjustment in Yangzi. RMB 5.671 billion was spent in marketing and distribution segment, mainly for the development of integrated energy station network, renovation of the existing end-market network and non-fuel business. Capital expenditure for the chemical segment was RMB 39.143 billion, mainly for ethylene projects in Zhenhai and Tianjin Nangang as well as coal chemical projects; RMB 2.115 billion was spent in corporate and others, mainly for R&D facilities and information technology application projects.

11

4. Other significant events
The progress of share repurchase
On 30 May 2023, the Annual General Meeting for 2022, the First A Shareholders Class Meeting for 2023 and the First H Shareholders Class Meeting for 2023 of Sinopec Corp. considered and approved the Resolution to Grant to the Board of Sinopec Corp. a Mandate to Buy Back Domestic Shares and/or Overseas-listed Foreign Shares of the Company, and authorized the Board (or the director authorised by the Board) to buy back A Shares or H Shares separately or jointly, not exceeding 10% of the number of A Shares or H Shares of the Company in issue.
On 25 August 2023, the 18th meeting of the 8th Session of the Board considered and approved the Plan on Repurchasing the Company's Shares by Centralized Bidding Transactions. For details, please refer to the Company's announcement disclosed on the website of the Shanghai Stock Exchange on 28 August 2023.
On 28 August 2023, the Company began to implement the repurchase of A shares and H shares. As of 30 September 2023, the Company has repurchased 19,600,015 A shares, accounting for 0.02% of the Company's total issued share capital on 30 September 2023, the highest repurchase price was RMB 6.17 per share, the lowest repurchase price was RMB 6.08 per share, and the total amount paid was RMB 120,230,857.40 (exclusive of transaction fees). For details, please refer to the Progress Announcement on the Repurchase of A Shares by Centralized Bidding Transactions disclosed by the Company on the website of the Shanghai Stock Exchange on 10 October 2023; the Company has repurchased 65,270,000 H Shares, accounting for 0.05% of the Company's total issued share capital on 30 September 2023, among which 32,688,000 H Shares were cancelled on 8 September 2023, the highest repurchase price was HK$4.56 per share, the lowest repurchase price was HK$4.24 per share, and the total amount paid was HK$287,518,668.00 (exclusive of transaction fees).

This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board

Ma Yongsheng

Chairman

26 October, 2023

12

5 Appendix
5.1 Quarterly financial statements prepared under China Accounting Standards for Business
Enterprises (CASs)
Consolidated Balance Sheet
As at 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	At 30 September 2023	At 31 December 2022
Current assets:
Cash at bank and on hand	181,782	145,052
Financial assets held for trading	3	2
Derivative financial assets	10,196	19,335
Accounts receivable	89,706	46,364
Receivables financing	8,341	3,507
Prepayments	11,395	7,956
Other receivables	31,447	27,009
Inventories	268,252	244,241
Other current assets	22,864	29,674
Total current assets	623,986	523,140
Non-current assets:
Long-term equity investments	230,041	233,941
Other equity instrument investments	686	730
Fixed assets	635,628	630,758
Construction in progress	224,408	196,045
Right-of-use assets	175,200	178,359
Intangible assets	121,196	120,694
Goodwill	6,490	6,464
Long-term deferred expenses	12,191	12,034
Deferred tax assets	20,706	22,433
Other non-current assets	33,903	26,523
Total non-current assets	1,460,449	1,427,981
Total assets	2,084,435	1,951,121

13

Consolidated Balance Sheet (Continued)

Current liabilities:
Short-term loans	89,152	21,313
Derivative financial liabilities	11,544	7,313
Bills payable	17,711	10,782
Accounts payable	246,393	258,642
Contract liabilities	138,182	125,444
Employee benefits payable	25,561	13,617
Taxes payable	35,448	28,379
Other payables	84,164	119,892
Non-current liabilities due within one year	26,739	62,844
Other current liabilities	19,423	19,159
Total current liabilities	694,317	667,385
Non-current liabilities:
Long-term loans	187,684	94,964
Debentures payable	11,109	12,997
Lease liabilities	165,455	166,407
Provisions	49,400	47,587
Deferred tax liabilities	8,736	7,256
Other non-current liabilities	14,048	14,068
Total non-current liabilities	436,432	343,279
Total liabilities	1,130,749	1,010,664
Shareholders’ equity:
Share capital	119,864	119,896
Capital reserve	118,580	118,875
Less: Treasury shares	249	-
Other comprehensive income	902	3,072
Specific reserve	3,873	2,813
Surplus reserves	218,009	218,009
Retained earnings	338,009	325,806
Total equity attributable to shareholders of the Company	798,988	788,471
Minority interests	154,698	151,986
Total shareholders’ equity	953,686	940,457
Total liabilities and shareholders’ equity	2,084,435	1,951,121

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

14

Balance Sheet
As at 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	At 30 September 2023	At 31 December 2022
Current assets：
Cash at bank and on hand	70,528	54,578
Financial assets held for trading	3	2
Derivative financial assets	3,958	3,892
Accounts receivable	32,096	33,841
Receivables financing	4,139	703
Prepayments	2,636	4,461
Other receivables	57,846	38,517
Inventories	72,060	70,376
Other current assets	32,415	21,260
Total current assets	275,681	227,630
Non-current assets：
Long-term equity investments	399,198	382,879
Other equity instrument investments	201	201
Fixed assets	282,255	296,530
Construction in progress	91,963	81,501
Right-of-use assets	85,659	91,549
Intangible assets	8,290	8,095
Long-term deferred expenses	4,272	4,183
Deferred tax assets	6,579	9,487
Other non-current assets	48,816	41,365
Total non-current assets	927,233	915,790
Total assets	1,202,914	1,143,420
Current liabilities：
Short-term loans	56,950	4,010
Derivative financial liabilities	2,887	4,299
Bills payable	4,275	4,038
Accounts payable	89,737	107,105
Contract liabilities	7,930	9,769
Employee benefits payable	14,788	8,467
Taxes payable	16,278	12,044
Other payables	232,065	247,480
Non-current liabilities due within one year	11,312	39,990
Other current liabilities	708	1,002
Total current liabilities	436,930	438,204

15

Balance Sheet (Continued)

Non-current liabilities：
Long-term loans	124,023	56,755
Debentures payable	7,540	9,537
Lease liabilities	87,018	91,878
Provisions	39,914	38,298
Other non-current liabilities	2,090	2,121
Total non-current liabilities	260,585	198,589
Total liabilities	697,515	636,793
Shareholders’ equity：
Share capital	119,864	119,896
Capital reserve	63,342	63,628
Less: Treasury shares	249	-
Other comprehensive income	657	827
Specific reserve	2,204	1,745
Surplus reserves	218,009	218,009
Retained earnings	101,572	102,522
Total shareholders’ equity	505,399	506,627
Total liabilities and shareholders’ equity	1,202,914	1,143,420

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

16

Consolidated Income Statement
For the nine-month period ended 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	The third quarter of 2023 (July- September)	The third quarter of 2022 (July- September)	Nine- month period ended 30 September 2023	Nine- month period ended 30 September 2022
I. Operating income	876,259	841,196	2,469,941	2,453,322
II. Total Operating costs	844,775	837,227	2,395,922	2,374,159
Including: Operating costs	734,358	735,800	2,085,919	2,066,625
Taxes and surcharges	71,248	65,817	198,509	200,226
Selling and distribution expenses	15,652	14,654	44,826	42,784
General and administrative expenses	14,607	13,439	42,094	39,622
Research and development expenses	3,892	2,778	9,884	9,088
Financial expenses	2,485	2,604	7,275	7,941
Including: Interest expenses	4,618	4,363	13,667	12,487
Interest income	1,622	1,581	4,861	4,593
Exploration expenses, including dry holes	2,533	2,135	7,415	7,873
Add: Other income	2,783	3,727	7,679	5,848
Investment (loss)/ income	(1,101)	4,296	2,190	(6,011)
Including: Income from investment in associates and joint ventures	2,675	3,950	5,286	11,277
(Losses) /gains from changes in fair value	(7,138)	3,323	(5,663)	1,765
Credit impairment (losses) /reversals	(51)	67	(86)	139
Impairment losses	(353)	(920)	(2,718)	(2,376)
Asset disposal gains	612	114	1,481	249
III. Operating profit	26,236	14,576	76,902	78,777
Add: Non-operating income	218	822	1,158	1,677
Less: Non-operating expenses	666	743	1,626	1,822
IV. Profit before taxation	25,788	14,655	76,434	78,632
Less: Income tax expense	4,510	1,047	14,680	15,080
V. Net profit	21,278	13,608	61,754	63,552
Classification by continuity of operations:
(i) Net profit from continuing operations	21,278	13,608	61,754	63,552
(ii) Net profit from discontinued operations	-	-	-	-

17

Consolidated Income Statement (Continued)

Classification by ownership:
(i) Equity shareholders of the Company	17,855	13,325	52,966	57,245
(ii) Minority interests	3,423	283	8,788	6,307
VI. Other comprehensive income (net of tax)	4,185	1,628	(909)	18,335
(1) Other comprehensive income (net of tax) attributable to shareholders of the Company	4,198	677	744	16,710
Items that will not be reclassified subsequently to profit or loss:
Changes in fair value of other equity instrument investments	-	(1)	(1)	(14)
Items that may be reclassified subsequently to profit or loss:
Other comprehensive income that can be reclassified to profit or loss under the equity method	(820)	(1,537)	(5,030)	1,977
Cost of hedging reserve	-	253	-	(169)
Cash flow hedges	5,553	(2,443)	2,865	7,228
Foreign currency translation differences	(535)	4,405	2,910	7,688
(2) Other comprehensive income (net of tax) attributable to non-controlling interests	(13)	951	(1,653)	1,625
VII. Total comprehensive income	25,463	15,236	60,845	81,887
Equity shareholders of the Company	22,053	14,002	53,710	73,955
Minority interests	3,410	1,234	7,135	7,932
VIII. Earnings per share
(i) Basic earnings per share (RMB/Share)	0.149	0.110	0.442	0.473
(ii) Diluted earnings per share (RMB/Share)	0.149	0.110	0.442	0.473

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

18

Income Statement
For the nine-month period ended 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	The third quarter of 2023 (July- September)	The third quarter of 2022 (July- September)	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
I. Operating income	313,049	329,242	900,334	979,672
Less: Operating costs	251,808	271,636	725,757	792,959
Taxes and surcharges	43,391	41,749	120,893	128,206
Selling and distribution expenses	421	383	1,194	1,598
General and administrative expenses	6,004	5,585	17,695	17,250
Research and development expenses	3,438	1,467	8,555	7,310
Financial expenses	2,942	2,731	8,608	7,726
Including: Interest expenses	3,522	3,466	10,482	10,259
Interest income	428	878	1,430	2,614
Exploration expenses, including dry holes	2,360	1,924	6,451	6,718
Add: Other income	2,348	3,209	6,256	4,654
Investment income	7,087	6,366	26,468	23,666
Including: Income from investment in associates and joint ventures	1,378	942	3,909	3,956
Gains /(losses) from changes in fair value	156	(513)	338	(272)
Credit impairment (losses) /reversals	(3)	3	(11)	2
Impairment reversals/ (losses)	-	10	(1,389)	(726)
Asset disposal gains	2	3	715	124
II. Operating profit	12,275	12,845	43,558	45,353
Add: Non-operating income	107	492	384	673
Less: Non-operating expenses	340	358	822	1,029
III. Profit before taxation	12,042	12,979	43,120	44,997
Less: Income tax expense	1,275	1,959	3,308	6,208
IV. Net profit	10,767	11,020	39,812	38,789
(i) Net profit from continuing operations	10,767	11,020	39,812	38,789
(ii) Net profit from discontinued operations	-	-	-	-

Income Statement (continued)

V. Other comprehensive income (net of tax)	1,946	(13)	26	4,743
Items that may not be reclassified subsequently to profit or loss:
Changes in fair value of other equity instrument investments	-	-	-	(5)
Items that may be reclassified subsequently to profit or loss:
Other comprehensive income that can be converted into profit or loss under the equity method	(77)	(14)	(127)	125
Cash flow hedges	2,023	1	153	4,623
VI. Total comprehensive income	12,713	11,007	39,838	43,532

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Consolidated Cash Flow Statement
For the nine-month period ended 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	2,618,319	2,627,885
Refund of taxes and levies	9,202	8,401
Other cash received relating to operating activities	109,031	211,117
Sub-total of cash inflows	2,736,552	2,847,403
Cash paid for goods and services	(2,154,024)	(2,180,888)
Cash paid to and for employees	(65,806)	(61,586)
Payments of taxes and levies	(240,945)	(298,618)
Other cash paid relating to operating activities	(177,468)	(247,067)
Sub-total of cash outflows	(2,638,243)	(2,788,159)
Net cash flow from operating activities	98,309	59,244
II. Cash flows from investing activities:
Cash received from disposal of investments	661	517
Cash received from returns on investments	6,518	8,718
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	3,828	218
Net cash received from disposal of subsidiaries and other business entities	-	1
Other cash received relating to investing activities	55,509	52,283
Sub-total of cash inflows	66,516	61,737
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(120,061)	(94,485)
Cash paid for acquisition of investments	(3,152)	(6,350)
Cash paid for acquisition of subsidiaries and other business units	(73)	(7,641)
Other cash paid relating to investing activities	(63,892)	(23,172)
Sub-total of cash outflows	(187,178)	(131,648)
Net cash flow from investing activities	(120,662)	(69,911)
III. Cash flows from financing activities:
Cash received from capital contributions	957	1,935
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	957	1,935

Consolidated Cash Flow Statement (Continued)

Cash received from borrowings	580,906	432,081
Other cash received relating to financing activities	551	1,347
Sub-total of cash inflows	582,414	435,363
Cash repayments of borrowings	(460,054)	(332,437)
Cash paid for dividends, profits distribution or interest	(51,730)	(65,759)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(5,020)	(4,360)
Other cash paid relating to financing activities	(13,985)	(13,290)
Sub-total of cash outflows	(525,769)	(411,486)
Net cash flow from financing activities	56,645	23,877
IV. Effects of changes in foreign exchange rate	738	4,798
V. Net increase in cash and cash equivalents	35,030	18,008
Add: Initial balance of cash and cash equivalents	93,438	108,590
VI. Ending balance of cash and cash equivalents	128,468	126,598

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Cash Flow Statement
For the nine-month period ended 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	981,033	1,100,876
Refund of taxes and levies	6,211	5,731
Other cash received relating to operating activities	34,532	13,893
Sub-total of cash inflows	1,021,776	1,120,500
Cash paid for goods and services	(743,661)	(837,202)
Cash paid to and for employees	(32,681)	(31,695)
Payments of taxes and levies	(130,871)	(175,552)
Other cash paid relating to operating activities	(60,469)	(53,355)
Sub-total of cash outflows	(967,682)	(1,097,804)
Net cash flow from operating activities	54,094	22,696
II. Cash flows from investing activities:
Cash received from disposal of investments	4,135	5,038
Cash received from returns on investments	16,405	23,123
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	185	45
Other cash received relating to investing activities	38,443	146,656
Sub-total of cash inflows	59,168	174,862
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(52,259)	(42,868)
Cash paid for acquisition of investments	(18,047)	(20,452)
Cash paid for acquisition of subsidiaries and other business units	-	(4,221)
Other cash paid relating to investing activities	(42,979)	(136,949)
Sub-total of cash outflows	(113,285)	(204,490)
Net cash flow from investing activities	(54,117)	(29,628)
III. Cash flows from financing activities:
Cash received from borrowings	166,544	187,385
Other cash received relating to financing activities	168,249	294,614
Sub-total of cash inflows	334,793	481,999
Cash repayments of borrowings	(77,032)	(121,305)
Cash paid for dividends or interest	(46,787)	(63,082)
Other cash paid relating to financing activities	(170,608)	(288,135)
Sub-total of cash outflows	(294,427)	(472,522)
Net cash flow from financing activities	40,366	9,477

Cash Flow Statement (Continued)

IV. Effects of changes in foreign exchange rate	56	(8)
V. Net increase in cash and cash equivalents	40,399	2,537
Add：Initial balance of cash and cash equivalents	23,228	34,575
VI. Ending balance of cash and cash equivalents	63,627	37,112

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Segment Reporting
For the nine-month period ended 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
Income from principal operations
Exploration and production
External sales	128,707	138,870
Inter–segment sales	85,702	92,164
Subtotal	214,409	231,034
Refining
External sales	128,742	148,241
Inter–segment sales	1,004,531	1,028,879
Subtotal	1,133,273	1,177,120
Marketing and distribution
External sales	1,312,648	1,227,731
Inter–segment sales	14,386	9,886
Subtotal	1,327,034	1,237,617
Chemicals
External sales	303,549	342,259
Inter–segment sales	68,621	60,194
Subtotal	372,170	402,453
Corporate and others
External sales	546,948	550,609
Inter–segment sales	676,817	775,647
Subtotal	1,223,765	1,326,256
Elimination of inter–segment sales	(1,850,057)	(1,966,770)
Consolidated income from principal operations	2,420,594	2,407,710
Income from other operations
Exploration and production	4,589	4,465
Refining	2,745	2,874
Marketing and distribution	33,173	28,952
Chemicals	6,988	7,496
Corporate and others	1,852	1,825
Consolidated income from other operations	49,347	45,612
Consolidated operating income	2,469,941	2,453,322

Segment Reporting (Continued)

Operating profit
By segment
Exploration and production	33,313	39,165
Refining	17,484	20,023
Marketing and distribution	24,120	21,759
Chemicals	(3,782)	(4,502)
Corporate and others	9,845	15,632
Elimination	(2,490)	(7,210)
Total segment operating profit	78,490	84,867
Investment income
Exploration and production	1,885	2,848
Refining	(79)	(74)
Marketing and distribution	1,481	494
Chemicals	(3,928)	2,986
Corporate and others	2,831	(12,265)
Total segment investment income/ (loss)	2,190	(6,011)
Financial expenses	(7,275)	(7,941)
(Losses)/ gains from changes in fair value	(5,663)	1,765
Asset disposal gains	1,481	249
Other income	7,679	5,848
Operating profit	76,902	78,777
Add: Non-operating income	1,158	1,677
Less: Non-operating expenses	1,626	1,822
Profit before taxation	76,434	78,632

5.2 Quarterly financial statements prepared under International Financial Reporting Standards (IFRS)
Consolidated Income Statement
For the nine-month period ended 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Current Amount (July- September)	Amount of the previous period (July- September)	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
Revenue
Revenue from primary business	859,092	825,474	2,420,594	2,407,710
Other operating revenues	17,167	15,722	49,347	45,612
Subtotal	876,259	841,196	2,469,941	2,453,322
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(697,914)	(700,430)	(1,980,796)	(1,962,613)
Selling, general and administrative expenses	(15,487)	(13,965)	(42,868)	(40,762)
Depreciation, depletion and amortisation	(28,304)	(27,911)	(83,543)	(81,549)
Exploration expenses, including dry holes	(2,533)	(2,135)	(7,415)	(7,873)
Personnel expenses	(26,939)	(25,264)	(76,888)	(74,487)
Taxes other than income tax	(71,248)	(65,817)	(198,509)	(200,226)
Impairment (losses) /reversals on trade and other receivables	(51)	67	(86)	139
Other operating (expense) /income, net	(8,192)	7,221	(549)	(10,065)
Total operating expenses	(850,668)	(828,234)	(2,390,654)	(2,377,436)
Operating profit	25,591	12,962	79,287	75,886
Finance costs
Interest expense	(4,618)	(4,363)	(13,667)	(12,487)
Interest income	1,622	1,581	4,861	4,593
Foreign currency exchange gains/ (losses), net	511	178	1,531	(47)
Net finance costs	(2,485)	(2,604)	(7,275)	(7,941)
Investment income	124	74	373	200
Share of profits less losses from associates and joint ventures	2,675	3,950	5,286	11,277
Profit before taxation	25,905	14,382	77,671	79,422
Income tax expense	(4,510)	(1,047)	(14,680)	(15,080)
Profit for the period	21,395	13,335	62,991	64,342
Attributable to：
Owners of the Company	17,938	13,028	54,060	57,869
Non-controlling interests	3,457	307	8,931	6,473
Profit for the period	21,395	13,335	62,991	64,342
Earnings per share：
Basic earnings per share (RMB)	0.150	0.108	0.451	0.478
Diluted earnings per share (RMB)	0.150	0.108	0.451	0.478

Consolidated Statement of Comprehensive Income
For the nine-month period ended 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Current Amount (July- September)	Amount of the previous period (July-September)	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
Profit for the period	21,395	13,335	62,991	64,342
Other comprehensive income:
Other comprehensive income (net of tax) attributable to shareholders of the Company	4,198	677	744	16,710
Items that may not be reclassified subsequently to profit or loss:
Equity investments at fair value through other comprehensive income	-	(1)	(1)	(14)
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of associates and joint ventures	(820)	(1,537)	(5,030)	1,977
Cash flow hedges	5,553	(2,443)	2,865	7,228
Cost of hedging reserve	-	253	-	(169)
Foreign currency translation differences	(535)	4,405	2,910	7,688
Other comprehensive income (net of tax) attributable to non-controlling interests	(13)	951	(1,653)	1,625
Total other comprehensive income net of tax	4,185	1,628	(909)	18,335
Total comprehensive income for the period	25,580	14,963	62,082	82,677
Attributable to:
Shareholders of the Company	22,136	13,705	54,804	74,579
Non-controlling interests	3,444	1,258	7,278	8,098

Consolidated Balance Sheet
For the nine-month period ended 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	At 30 September 2023	At 31 December 2022
Non-current assets：
Property, plant and equipment, net	635,493	630,700
Construction in progress	224,408	196,045
Right-of-use assets	262,547	264,856
Goodwill	6,490	6,464
Interest in associates	162,461	159,150
Interest in joint ventures	67,580	74,791
Financial assets at fair value through other comprehensive income	686	730
Deferred tax assets	20,706	22,433
Long-term prepayments and other non-current assets	80,078	72,812
Total non-current assets	1,460,449	1,427,981
Current assets:
Cash and cash equivalents	128,468	93,438
Time deposits with financial institutions	53,314	51,614
Financial assets at fair value through profit and loss	3	2
Derivatives financial assets	10,196	19,335
Trade accounts receivable and bills receivable	89,706	46,364
Financial assets at fair value through other comprehensive income	8,341	3,507
Inventories	268,252	244,241
Prepaid expenses and other current assets	65,706	64,639
Total current assets	623,986	523,140
Current liabilities：
Short-term debts	79,586	59,037
Loans from Sinopec Group Company and fellow subsidiaries	15,428	7,292
Lease liabilities	17,289	16,004
Derivatives financial liabilities	11,544	7,313
Trade accounts payable and bills payable	264,104	269,424
Contract liabilities	138,182	125,444
Other payables	163,321	178,146
Income tax payable	4,863	4,725
Total current liabilities	694,317	667,385

Consolidated Balance Sheet (Continued)

Net current liabilities	70,331	144,245
Total assets less current liabilities	1,390,118	1,283,736
Non-current liabilities：
Long-term debts	175,160	85,706
Loans from Sinopec Group Company and fellow subsidiaries	23,633	22,255
Lease liabilities	165,455	166,407
Deferred tax liabilities	8,736	7,256
Provisions	49,400	47,587
Other non-current liabilities	14,925	14,983
Total non-current liabilities	437,309	344,194
Total net assets	952,809	939,542
Equity：
Share capital	119,864	119,896
Reserves	678,288	667,704
Total equity attributable to shareholders of the Company	798,152	787,600
Non-controlling interests	154,657	151,942
Total equity	952,809	939,542

Consolidated Cash Flow Statement
For the nine-month period ended 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
Net cash generated from operating activities(a)	98,309	59,244
Investing activities
Capital expenditure	(108,081)	(82,142)
Exploratory wells expenditure	(11,980)	(12,343)
Purchase of investments	(3,152)	(5,341)
Payment for financial assets at fair value through profit or loss	-	(1,009)
Proceeds from settlement of financial assets at fair value through profit or loss	-	6
Payment for acquisition of subsidiary, net of cash acquired	(73)	(7,641)
Proceeds from disposal of investments	661	512
Proceeds from disposal of property, plant, equipment and other non- current assets	3,828	218
Increase in time deposits with maturities over three months	(62,391)	(22,071)
Decrease in time deposits with maturities over three months	48,691	47,491
Interest received	6,804	3,489
Investment and dividend income received	6,518	8,718
(Payments of)/ proceeds from other investing activities	(1,487)	202
Net cash used in investing activities	(120,662)	(69,911)
Financing activities
Proceeds from bank and other loans	580,906	432,081
Repayments of bank and other loans	(460,054)	(332,437)
Contributions to subsidiaries from non-controlling interests	957	1,935
Dividends paid by the Company	(40,765)	(56,903)
Distributions by subsidiaries to non-controlling interests	(5,020)	(4,360)
Interest paid	(5,945)	(4,496)
Repayments of lease liabilities	(13,041)	(10,877)
Proceeds from other financing activities	551	1,347
Repayments of other financing activities	(944)	(2,413)
Net cash generated from financing activities	56,645	23,877
Net increase in cash and cash equivalents	34,292	13,210
Cash and cash equivalents at 1 January	93,438	108,590
Effect of foreign currency exchange rate changes	738	4,798
Cash and cash equivalents at 30 September	128,468	126,598

Note to consolidated statement of Cash Flows
For the nine-month period ended 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
(a) Reconciliation of profit before taxation to net cash generated from operating activities

Items	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
Operating activities
Profit before taxation	77,671	79,422
Adjustments for:
Depreciation, depletion and amortisation	83,543	81,549
Dry hole costs written off	5,153	5,556
Share of profits less losses from associates and joint ventures	(5,286)	(11,277)
Investment income	(373)	(200)
Interest income	(4,861)	(4,593)
Interest expense	13,667	12,487
Loss /(gain) on foreign currency exchange rate changes and derivative financial instruments	4,140	(451)
(Gain) /loss on disposal of property, plant, equipment and other non-current assets, net	(1,095)	205
Impairment losses on assets	2,718	2,376
Impairment losses /(reversals) on trade and other receivables	86	(139)
Operating profit before change of operating capital	175,363	164,935
Accounts receivable and other current assets	(58,267)	(26,933)
Inventories	(26,600)	(77,664)
Accounts payable and other current liabilities	15,461	13,041
Subtotal	105,957	73,379
Income tax paid	(7,648)	(14,135)
Net cash generated from operating activities	98,309	59,244

Segment Reporting
For the nine-month period ended 30 September 2023
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
Revenue from primary business
Exploration and production
External sales	128,707	138,870
Inter-segment sales	85,702	92,164
Subtotal	214,409	231,034
Refining
External sales	128,742	148,241
Inter-segment sales	1,004,531	1,028,879
Subtotal	1,133,273	1,177,120
Marketing and distribution
External sales	1,312,648	1,227,731
Inter-segment sales	14,386	9,886
Subtotal	1,327,034	1,237,617
Chemicals
External sales	303,549	342,259
Inter-segment sales	68,621	60,194
Subtotal	372,170	402,453
Corporate and others
External sales	546,948	550,609
Inter-segment sales	676,817	775,647
Subtotal	1,223,765	1,326,256
Elimination of inter-segment sales	(1,850,057)	(1,966,770)
Revenue from primary business	2,420,594	2,407,710
Other operating revenues
Exploration and production	4,589	4,465
Refining	2,745	2,874
Marketing and distribution	33,173	28,952
Chemicals	6,988	7,496
Corporate and others	1,852	1,825
Other operating revenues	49,347	45,612
Revenue	2,469,941	2,453,322

Segment Reporting (Continued)

Result
Operating profit/ (loss)
By segment
Exploration and production	39,178	43,591
Refining	18,963	20,849
Marketing and distribution	24,348	21,120
Chemicals	(2,775)	(4,037)
Corporate and others	2,063	1,573
Elimination	(2,490)	(7,210)
Total segment operating profit	79,287	75,886
Share of profits/ (losses) from associates and joint ventures
Exploration and production	2,442	2,654
Refining	(286)	(245)
Marketing and distribution	2,176	1,994
Chemicals	(3,656)	3,131
Corporate and others	4,610	3,743
Aggregate share of profits from associates and joint ventures	5,286	11,277
Investment income
Exploration and production	-	-
Refining	23	41
Marketing and distribution	4	40
Chemicals	(276)	(155)
Corporate and others	622	274
Aggregate investment income	373	200
Net finance costs	(7,275)	(7,941)
Profit before taxation	77,671	79,422

5.3 Differences between consolidated financial statements prepared in accordance with the accounting policies complying with the accounting policies complying with CASs and IFRS (Unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i) Government grants

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii) Safety production fund

Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under CASs and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
Net profit under CASs	61,754	63,552
Adjustments:
Government grants(i)	38	44
Safety production fund(ii)	1,202	1,088
Other	(3)	(342)
Profit for the period under IFRS	62,991	64,342

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

Units: million Currency: RMB Type: unaudited

Items	As of 30 September 2023	As of 31 December 2022
Shareholders’ equity under CASs	953,686	940,457
Adjustments:
Government grants(i)	(877)	(915)
Total equity under IFRS	952,809	939,542

5.4 Description of and reasons for changes in accounting policies
5.4.1 Description of and reasons for changes in accounting policies under CASs

In 2023, the Group has adopted the accounting requirements and guidance under CAS newly issued by the Ministry of Finance:

Accounting treatment of deferred tax related to assets and liabilities arising from a single transaction for which initial recognition exemption does not apply:

In accordance with CAS Bulletin No.16, the provisions of the Accounting Standards for Business Enterprises No. 18 — Income Taxes on exemption from initial recognition of deferred tax liabilities and deferred tax assets shall not apply to single transactions that are not business combinations, that do not affect accounting profits or taxable income (or deductible losses) upon transaction’s occurrence, and result in equal amount of taxable temporary differences and deductible temporary differences caused by initially recognised assets and liabilities.

The Group has made retrospective adjustments in accordance with these provisions for applicable single transactions occurring between 1 January 2022 and the date of initial implementation. With regard to deductible temporary differences and taxable temporary differences arising from lease liabilities and right-of-use assets recognised as at 1 January 2022 as a result of single transactions to which these provisions apply, the Group shall, in accordance with CAS Bulletin No.16 and Accounting Standards for Business Enterprises No. 18 — Income Taxes, adjust the cumulative effect amount with the retained earnings at the beginning of the earliest period presented in the financial statements and other relevant items of the financial statements.

(a) The effects on the comparative financial statements

The effects of these changes in accounting policies on net profit for the nine months ended 30 September 2022, and opening and closing balances of shareholders’ equity as at 1 January and 31 December 2022 are summarised as follows:

Units: million Currency: RMB Type: unaudited

Items	The Group
	Net profit for the nine months ended 30 September 2022	2022 Closing balance of shareholders’ equity	2022 Opening balance of shareholders’ equity
Net profit and shareholders’ equity before adjustments	62,910	937,153	916,041
The effects of the exemption of initial recognition not applicable to the deferred tax relating to assets and liabilities arising out of a single transaction	642	3,304	2,448
Net profit and shareholders’ equity after adjustments	63,552	940,457	918,489

Units: million Currency: RMB Type: unaudited

Items	The Company
	Net profit for the nine months ended 30 September 2022	2022 Closing balance of shareholders’ equity	2022 Opening balance of shareholders’ equity
Net profit and shareholders’ equity before adjustments	38,389	504,877	526,314
The effects of the exemption of initial recognition not applicable to the deferred tax relating to assets and liabilities arising out of a single transaction	400	1,750	1,217
Net profit and shareholders’ equity after adjustments	38,789	506,627	527,531

The effects of the above changes in accounting policies on each item of the consolidated balance sheet and company balance sheet as at 31 December 2022 are summarised as follows

Consolidated Balance Sheet

Units: million Currency: RMB Type: unaudited

Items	As of 31 December 2022 before adjustment	Adjusted amount	As of 31 December 2022 after adjustment
Non-current assets:
Deferred tax assets	19,952	2,481	22,433
Total non-current assets	1,425,500	2,481	1,427,981
Total assets	1,948,640	2,481	1,951,121
Non-current liabilities:
Deferred tax liabilities	8,079	(823)	7,256
Total non-current liabilities	344,102	(823)	343,279
Total liabilities	1,011,487	(823)	1,010,664
Shareholders’ equity:
Surplus reserves	217,834	175	218,009
Retained earnings	323,087	2,719	325,806
Total equity attributable to shareholders of the Company	785,577	2,894	788,471
Minority interests	151,576	410	151,986
Total shareholders’ equity	937,153	3,304	940,457
Total liabilities and shareholders’ equity	1,948,640	2,481	1,951,121

Balance Sheet

Units: million Currency: RMB Type: unaudited

Items	As of 31 December 2022 before adjustment	Adjusted amount	As of 31 December 2022 after adjustment
Non-current assets:
Deferred tax assets	7,737	1,750	9,487
Total non-current assets	914,040	1,750	915,790
Total assets	1,141,670	1,750	1,143,420
Shareholders’ equity:
Surplus reserves	217,834	175	218,009
Retained earnings	100,947	1,575	102,522
Total shareholders’ equity	504,877	1,750	506,627

Total liabilities and shareholders’ equity	1,141,670	1,750	1,143,420

The effects of the above changes in accounting policies on each item of the consolidated income statement for the nine-month period ended 30 September 2022 and the Company's income statement are summarized as follows:

Consolidated Income Statement

Units: million Currency: RMB Type: unaudited

Items	Nine-month period ended 30 September 2022 before adjustment	Adjusted amount	Nine-month period ended 30 September 2022 after adjustment
Income tax expense	15,722	(642)	15,080
V. Net profit	62,910	642	63,552
Classification by going concern:
(i) Continuous operating net profit	62,910	642	63,552
Classification by ownership:
(i) Equity shareholders of the Company	56,660	585	57,245
(ii) Minority interests	6,250	57	6,307
VII. Total comprehensive income
Equity shareholders of the Company	73,370	585	73,955
Minority interests	7,875	57	7,932
VIII. Earnings per share
(i) Basic earnings per share (RMB/Share)	0.468	0.005	0.473
(ii) Diluted earnings per share (RMB/Share)	0.468	0.005	0.473

Income Statement

Units: million Currency: RMB Type: unaudited

Items	Nine-month period ended 30 September 2022 before adjustment	Adjusted amount	Nine-month period ended 30 September 2022 after adjustment
Income tax expense	6,608	(400)	6,208
IV. Net profit	38,389	400	38,789
(i) Continuous operating net profit	38,389	400	38,789
VI. Total comprehensive income	43,132	400	43,532

5.4.2 Description of and reasons for changes in accounting policies under IFRS

(a) Accounting treatment of deferred tax related to assets and liabilities arising from a single transaction for which initial recognition exemption does not apply.

The International Accounting Standards Board has amended IAS 12 and the scope of the exemption in paragraphs 15 and 24 of the previous standard is amended to "accounting treatment of deferred tax related to assets and liabilities arising from a single transaction for which initial recognition exemption does not apply", therefore, the Group needs to recognise deferred tax assets and deferred tax liabilities for temporary differences arising from these transactions. The amendment is effective for annual reporting periods beginning on or after 1 January 2023, with earlier application permitted. The Group applies the amendments to transactions occurring on or after the beginning of the earliest comparative period listed, with any cumulative effect recognised as an adjustment to retained earnings and other related financial statement items at that date.

(b) The effects on the comparative financial statements
The effects of the above changes in accounting policies on the net profit for the nine-month period ended 30 September 2022 and equity at the beginning and the end of 2022 are summarized as follows:

Units: million Currency: RMB Type: unaudited

Items	The Group
	Profit for the nine-month period ended 30 September 2022	Equity as of 31 December 2022	Equity as of 1 January 2022
Net profit and equity before adjustments	63,700	936,238	915,074
The effects of the exemption of initial recognition not applicable to the deferred tax relating to assets and liabilities arising out of a single transaction	642	3,304	2,448
Net profit and equity after adjustments	64,342	939,542	917,522

The effects of the above changes in accounting policies on each item of the consolidated income statement for the nine-month period ended 30 September 2022 are summarized as follows:

Consolidated Income Statement

Units: million Currency: RMB Type: unaudited

Items	Nine-month period ended 31 September 2022 before adjustment	Adjusted amount	Nine-month period ended 31 September 2022 after adjustment
Profit before taxation	79,422	-	79,422
Income tax expense	(15,722)	642	(15,080)
Profit for the period	63,700	642	64,342
Attributable to：
Owners of the Company	57,284	585	57,869
Non-controlling interests	6,416	57	6,473
Profit for the period	63,700	642	64,342
Earnings per share：
Basic earnings per share (RMB/Share)	0.473	0.005	0.478
Diluted earnings per share (RMB/Share)	0.473	0.005	0.478

The effects of the above changes in accounting policies on each item of the consolidated statement of comprehensive income for the nine-month period ended 30 September 2022 are summarized as follows:

Consolidated Statement of Comprehensive Income

Units: million Currency: RMB Type: unaudited

Items	Nine-month period ended 31 September 2022 before adjustment	Adjusted amount	Nine-month period ended 31 September 2022 after adjustment
Total comprehensive income for the period	82,035	642	82,677
Attributable to:
Shareholders of the Company	73,994	585	74,579
Non-controlling interests	8,041	57	8,098

The effects of the above changes in accounting policies on each item of the consolidated balance sheet as at 31 December 2022 are summarized as follows:

Consolidated Balance Sheet

Units: million Currency: RMB Type: unaudited

Items	As of 31 December 2022 before adjustment	Adjusted amount	As of 31 December 2022 after adjustment
Non-current assets:
Deferred tax assets	19,952	2,481	22,433
Total non-current assets	1,425,500	2,481	1,427,981
Total current assets	523,140	-	523,140
Total current liabilities	667,385	-	667,385
Net current liabilities	144,245	-	144,245
Total assets less current liabilities	1,281,255	2,481	1,283,736
Non-current liabilities:
Deferred tax liabilities	8,079	(823)	7,256
Total non-current liabilities	345,017	(823)	344,194
Total net assets	936,238	3,304	939,542
Equity:
Reserves	664,810	2,894	667,704
Total equity attributable to shareholders of the Company	784,706	2,894	787,600
Non-controlling interests	151,532	410	151,942
Total equity	936,238	3,304	939,542

Document 4

TERMS OF REFERENCE OF THE AUDIT
COMMITTEE UNDER THE BOARD OF DIRECTORS
OF
CHINA PETROLEUM & CHEMICAL CORPORATION

Reviewed and adopted by the 19th Meeting of the 8th Session
of the Board on 26 October 2023

Chapter 1  General Provisions

Article 1
These Terms of Reference (the “Terms”) are established by China Petroleum & Chemical Corporation (the “Company”) for the Audit Committee under its board of directors (the “Committee”) in accordance with the relevant laws, regulations and normative documents including the Articles of Association of China Petroleum & Chemical Corporation (the “Articles”), the Code of Governance for Listed Companies published by the China Securities Regulatory Commission and other relevant laws, regulations and normative documents, and the relevant securities regulations of the jurisdictions where the Company is listed as well as the Company’s actual conditions, in order to set down the composition, responsibilities and rules of procedure of the Committee.

Article 2	The Committee is an internal committee specifically set up by and responsible to the board of directors of the Company.

Chapter 2  Composition

Article 3
The Committee shall comprise of a minimum of three members and shall satisfy the requirements of the domestic and overseas securities regulatory rules of the jurisdictions where the Company is listed for the composition of the Committee and the qualifications of its members.

The Committee shall have one chairman, who shall be an independent director of the Company and an accounting professional as required by the securities regulations.

Article 4	The members of the Committee shall satisfy the following requirements:

(1)	Familiar with the relevant domestic and overseas laws and regulations, and understand the business, operating management, organizational structure, and management systems of the Company.

(2)	Having knowledge of finance, accounting, auditing, surveillance or macro- economy, etc. There shall be at least one member that has expertise in accounting as required by the securities regulations.

(3)	Having strong ability to make comprehensive analysis and judgment and capable of dealing with complicated financial and operational issues.

(4)
Strictly adhering to the law, proactively performing their duties and safeguarding the rights and interests of the Company and its shareholders in accordance with applicable laws and regulations and the Articles.

(5)	Maintaining the business secrets of the Company confidential and refraining from abusing their powers for personal gains.

(6)
A former partner of the Company’s existing auditing firm should be prohibited from acting as a member of the Committee for a period of two years from the date of his ceasing: (a) to be a partner of the firm; or (b) to have any financial interest in the firm, whichever is the later.

1

Article 5
The Committee shall have one secretary, who is responsible for assisting with the work and communicating with the board of directors. The Committee shall establish an administrative office responsible for undertaking its daily business.

Article 6
Members of the Committee shall either be nominated by the chairman of the board of directors of the Company, more than half of the independent directors, or one third of all the directors. The appointment shall be made by the board of directors of the Company.

Article 7
Members of the Committee shall serve for the same term as the directors of the Company. Any member of the Committee who ceases to be a director of the Company shall become automatically disqualified from the Committee and the Company shall, if necessary, appoint a replacement to fill in the vacancy caused by such disqualification pursuant to articles above.

Article 8	The Committee may, if needed, engage advisory members who provide professional advices as requested by the Committee.

Chapter 3  Duties and Responsibilities

Article 9
The Committee is responsible for fulfilling various duties and responsibilities (including but not limited to the scope of duties and responsibilities stipulated in this chapter) delegated by the domestic and overseas security regulatory authorities and fulfilling such other duties and responsibilities delegated by the board of directors.

Article 10	The Committee is responsible for reviewing the appointment or removal of the finance head and submitting it to the board of directors for consideration.

Article 11	The Committee is responsible for the appointment, reappointment and removal of the external auditor and giving advice on the audit remuneration:

(1)
To formulate the selection policies, procedures and relevant internal control systems of the external auditor responsible for the audit of the Company’s financial and accounting reports, review the selection documents, determine the evaluation elements and specific scoring standards, and supervise the selection process, in accordance with the authorization from the board of directors.

(2)	To propose to start the selection or replacement and relevant works, review the audit remuneration, and submit the opinions to the board of directors for consideration.

Article 12	The Committee is responsible for supervising and assessing the external audit work, mainly including:

(1)	To review and monitor the external auditor’s independence, objectivity and the effectiveness of the audit process in accordance with applicable standards.

(2)	To discuss with the external auditor about the nature, scope of the audit and its audit responsibility before the audit commences.

2

(3)
To develop and implement policy on engaging an external auditor to provide non-audit services, if necessary. The Committee should report to the board, identifying and making recommendations on any matters where action or improvement is needed.

(4)
To urge the external auditor to be honest and trustworthy, diligent and responsible, strictly abide by business rules and industry self-discipline standards, strictly implement the internal control system, verify the Company’s financial and accounting reports, perform special care obligations, and prudently express professional opinions.

(5)
To submit an assessment report on the performance of duties by the external auditor and a report on the performance of supervisory duties performed by the Committee to the board of directors each year.

Article 13	The Committee shall review the Company’s financial information and its disclosure, mainly including:

(1)	To monitor the process of preparing the Company’s quarterly, interim and annual financial and accounting reports.

(2)	To review the Company’s quarterly, interim and annual financial and accounting reports for their truthfulness, accuracy and completeness. Close attention should be given to:

i.
To review the significant accounting and audit problems in the Company’s financial and accounting reports, study the significant or unusual items that are, or may need to be, reflected in the financial and accounting reports, and give due consideration to any matters that have been raised by the Company’s accounting and finance department, compliance department or external auditor.

ii.
To review whether there are any changes in accounting policies and estimates during the reporting period, review the changes in accounting policies and accounting estimates or correction of significant accounting mistakes for reasons other than changes in accounting standards, which shall be subject to the consideration by the board of directors.

iii.	To review the significant judgmental matters involved in the financial and accounting reports.

iv.	To review the significant adjustments resulting from audit by the external auditor.

v.	To review the assumptions with regards to the Company’s sustainable operation or any qualified opinions.

vi.	To review compliance with accounting standards, the securities regulations of the jurisdictions where the Company is listed and the relevant legal requirements.

3

(3)	To discuss queries raised by the external auditor resulting from auditing the Company’s interim and annual financial and accounting reports.

(4)
To review the external auditor’s audit statement or management letter to the management, and queries raised to the management in respect of the Company’s finance or internal control and ensure the relevant feedback from the Company’s management could be reviewed in a timely manner.

(5)
To communicate with the board of directors and senior management in respect of the Company’s financial reports on a regular basis. The Committee must meet, at least twice a year, with the Company’s external auditor.

Article 14
The Committee shall coordinate the work and communication between the Company’s management, the audit department and relevant departments and the external auditor, and shall be responsible for monitoring the relationship between the Company and the external auditor.

Article 15	The Committee shall review the Company’s financial policies, internal auditing system, and internal control system and risk management system, including:

(1)	To review the Company’s financial and accounting policies and practice.

(2)
To discuss and evaluate the effectiveness of risk management and the internal control system with the management. This discussion should include the adequacy of resources, staff qualifications and experience, training programs and budget in relation to the Company’s accounting and financial reporting function.

(3)	Proactively or upon the authorization of the board of directors, to study major investigation findings on risk management and internal control and management’s solutions to these findings.

Article 16	The Committee shall supervise and evaluate the internal auditing of the Company, mainly including:

(1)	To guide and supervise the implementation of the internal audit system.

(2)	To review the Company’s annual internal auditing plan and internal auditing report and to supervise the implementation of the Company’s internal auditing plan.

(3)	To debrief reports on the implementation of the internal auditing plan and the problems found in the internal auditing on a quarterly basis.

(4)	To ensure that the audit department of the Company is adequately resourced.

(5)
To review and supervise the effectiveness of the audit department of the Company and to report to the board of directors the progress and quality of the internal auditing and significant issues identified.

4

(6)
To supervise the internal audit department of the Company to inspect the following matters at least once every six months and issue an inspection report to the Committee: (i) the implementation of major events such as the use of proceeds raised by the Company, provision of guarantees, connected transactions, securities investment and derivative commodity transactions, provision of financial assistance, purchase or sale of assets, external investment, etc.; (ii) the Company’s transactions involving large amounts of funds and fund transactions with directors, supervisors, senior management, controlling shareholders, actual controllers and their related parties.

The Committee shall issue a written assessment opinion on the effectiveness of the Company’s internal control based on the internal audit report and relevant information submitted by the internal audit department and report to the board of directors.

Article 17
The Committee shall entertain, settle and keep in confidence complaints or anonymous tip-offs against the potential misconducts in relation to accounting, audit, internal control, etc., allowing the Company to investigate into the relevant matters in an independent and fair manner and take corresponding measures.

Article 18	The Committee shall maintain a high degree of caution and attention in relation to the following matters relating to the external auditor:

(1)
Change of external auditor after the balance sheet date until the issuance of the annual report, change of external auditor for two consecutive years, or change of external auditor for multiple times in the same year.

(2)	The proposed external auditor has been subject to multiple administrative penalties due to its quality of practice in the past three years or is under investigation for multiple audit projects.

(3)	The original audit team that is proposed to engage is transferred to another external auditor.

(4)
The remuneration during the selection period has changed significantly compared with that of the previous year, or the transaction price of the selection is significantly lower than the benchmark price.

(5)	The external auditor failed to substantively rotate the audit project partners and signed certified public accountants as required.

Article 19	The Committee shall report its work to the board of directors of the Company on a regular basis.

Article 20	The chairman of the Committee shall perform the following obligations and responsibilities:

(1)	To convene and preside over the meetings of the Committee.

(2)	To take charge of the daily business of the Committee.

5

(3)	To review, finalize and sign the reports and other important documents of the Committee.

(4)	To examine the implementation of the resolutions and proposals of the Committee.

(5)	To report its work to the board of directors of the Company on behalf of the Committee.

(6)	To fulfill such other duties and responsibilities as assigned to the chairman of the Committee.

If the chairman is unable or fails to perform his duties, an independent director member of the Committee appointed by the chairman shall perform his duties. If the appointment fails, an independent director member of the Committee jointly proposed by more than half of the members shall perform his duties.

Chapter 4  Rules of Procedure

Article 21
The Committee shall hold at least one meeting each quarter to discuss about internal auditing plan and debrief the Company’s financial and audit department as well as review the quarterly report, interim report and annual report.

The Committee may, if needed, hold extraordinary meetings. When two or more members of the Committee propose or when the chairman of the Committee deems necessary, the Committee may hold an extraordinary meeting.

Article 22
The Committee shall hold the meeting. The chairman of the Committee shall convene the meeting and issue notice of the meeting. Notice of the meeting, the meeting agenda and the relevant meeting documents shall be sent to all the Committee members by the Company at least five days before the date of the meeting. Subject to the consents of all the Committee members, the foregoing requirement of the notification period may be waived.

Article 23
A meeting of the Committee shall be held with the attendance of two-thirds or more of the members of the Committee. Members of the Committee shall attend the Committee meetings in person and give express opinions on the matters considered at the meetings. Where a member is unable to attend a Committee meeting in person for any reason, he/she may sign a power of attorney to appoint another member of the Committee as the proxy to attend and give opinions at such meeting on his/her behalf. The power of attorney shall set out the scope of authorization and validity of the time limit of the proxy. Each member of the Committee may act as the proxy of only one other member.

Article 24
Any of the opinions provided by the Committee to the board of directors shall be subject to the approval of more than half of all the members of the Committee. In the event that the Committee is unable to form a valid opinion on a certain matter due to the abstaining of any of its members, such matter shall be considered directly by the board of directors.

6

Article 25
Minutes should be produced for Committee meetings. Draft and final versions of minutes of the meetings should be sent to all Committee members for their comments and records, respectively, within a reasonable time after the meeting.

Chapter 5  Guarantee for the Committee’s Performance

Article 26
The senior management and relevant departments of the Company shall actively provide such necessary information and documents as required by the Committee in a cooperative and supportive manner. In particular, the financial department shall provide financial reports, reports on operation of funds and other financial information to the Committee on a regular basis, keep the Committee informed of significant business activities timely, actively cooperate with the work of the Committee and pay attention to the proposals and requirements raised by the Committee.

Article 27
The Committee’s fund shall be covered by the budget of the Company and shall be guaranteed to be sufficient. The Committee may, if necessary, engage intermediaries, legal counsels, certified public accountants (“CPAs”), auditors and other professional parties to provide professional advice at the reasonable cost of the Company.

Chapter 6  Supplementary Provisions

Article 28	The Terms shall be interpreted by the Committee.

Article 29
In the case of any conflict between these Terms and applicable laws, regulations, relevant regulatory documents and securities regulations of the jurisdictions where the Company is listed adopted from time to time, the latter shall prevail.

Article 30	The establishment and amendments of these Terms shall come into effect upon the approval of board of directors of the Company.

7

Document 5
Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission

Name of Issuer:	China Petroleum & Chemical Corporation

Date Submitted:	27 October 2023

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”)

Section I
1. Class of shares	Ordinary shares	Type of shares	H	Listed on SEHK (Note 11)		Yes
Stock code (if listed)	00386	Description
Issues of shares (Notes 6 and 7)		No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount(-)/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 26 October 2023		24,748,248,600
1). Repurchase of shares (or other securities) but not cancelled Date of changes 15 September 2023		8,620,000	0.01%			%
2). Repurchase of shares (or other securities) but not cancelled Date of changes 18 September 2023		5,854,000	0.005%			%
3). Repurchase of shares (or other securities) but not cancelled Date of changes 19 September 2023		5,812,000	0.005%			%

4). Repurchase of shares (or other securities) but not cancelled Date of changes 20 September 2023	5,786,000	0.005%	%
5). Repurchase of shares (or other securities) but not cancelled Date of changes 21 September 2023	5,840,000	0.005%	%
6). Repurchase of shares (or other securities) but not cancelled Date of changes 22 September 2023	580,000	0.0005%	%
7). Repurchase of shares (or other securities) but not cancelled Date of changes 25 September 2023	90,000	0.0001%	%
8). Repurchase of shares (or other securities) but not cancelled Date of changes 27 September 2023	13,056,000	0.01%	%
Closing balance as at (Note 8) 27 October 2023	24,748,248,600

2. Class of shares	Ordinary shares	Type of shares	A	Listed on SEHK (Note 11)		No
Stock code (if listed)		Description	Listed on Shanghai Stock Exchange (stock code: 600028)
Issues of shares (Notes 6 and 7)		No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount(-)/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 26 October 2023		95,115,471,046

1). Repurchase of shares (or other securities) but not cancelled Date of changes 21 September 2023	10,000,000	0.01%	%
2). Repurchase of shares (or other securities) but not cancelled Date of changes 26 September 2023	4,360,000	0.004%	%
3). Repurchase of shares (or other securities) but not cancelled Date of changes 27 September 2023	1,759,115	0.001%	%
4). Repurchase of shares (or other securities) but not cancelled Date of changes 28 September 2023	3,480,900	0.003%	%
5). Repurchase of shares (or other securities) but not cancelled Date of changes 09 October 2023	1,110,500	0.001%	%
6). Repurchase of shares (or other securities) but not cancelled Date of changes 10 October 2023	4,789,500	0.004%	%
7). Repurchase of shares (or other securities) but not cancelled Date of changes 11 October 2023	6,000,000	0.005%	%
8). Repurchase of shares (or other securities) but not cancelled Date of changes 12 October 2023	4,000,000	0.003%	%

9). Repurchase of shares (or other securities) but not cancelled Date of changes 13 October 2023	4,200,000	0.004%	%
10). Repurchase of shares (or other securities) but not cancelled Date of changes 16 October 2023	5,000,063	0.004%	%
11). Repurchase of shares (or other securities) but not cancelled Date of changes 17 October 2023	2,094,070	0.002%	%
12). Repurchase of shares (or other securities) but not cancelled Date of changes 18 October 2023	10,005,900	0.01%	%
13). Repurchase of shares (or other securities) but not cancelled Date of changes 19 October 2023	8,200,000	0.01%	%
14). Repurchase of shares (or other securities) but not cancelled Date of changes 20 October 2023	5,500,000	0.005%	%
15). Repurchase of shares (or other securities) but not cancelled Date of changes 23 October 2023	2,500,000	0.002%	%

16). Repurchase of shares (or other securities) but not cancelled Date of changes 24 October 2023	2,320,000	0.002%	%
17). Repurchase of shares (or other securities) but not cancelled Date of changes 25 October 2023	2,680,000	0.002%	%
18). Repurchase of shares (or other securities) but not cancelled Date of changes 26 October 2023	2,680,000	0.002%	%
19). Repurchase of shares (or other securities) but not cancelled Date of changes 26 October 2023	1,311,300	0.001%	%
Closing balance as at (Note 8) 27 October 2023	95,115,471,046

Remarks:
Issued shares as a % of existing number of issued shares before relevant share issue is calculated with reference to the Company's total number of issued shares of 119,863,719,646 shares (comprising 24,748,248,600 H shares and 95,115,471,046 A shares) after share cancellation on 8 September 2023.

We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:
(Note 9)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 10);

(v)
all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)
completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)
the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.
Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.

3.
Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.
The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.
Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:
•	“issues of shares” should be construed as “repurchases of shares”; and
•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”.

7.	In the context of a redemption of shares:
•	“issues of shares” should be construed as “redemptions of shares”;
•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and
•	“issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

9.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.

10.	“Identical” means in this context:
•	the securities are of the same nominal value with the same amount called up or paid up;
•
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

11.	SEHK refers to Stock Exchange of Hong Kong.

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange

Section II
1. Class of shares	Ordinary shares	Type of shares	H		Listed on SEHK (Note)		Yes
Stock code (if listed)	00386	Description
A. Purchase report
Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $		Lowest price paid $		Total paid $
1). 27 October 2023	13,056,000	On the Exchange	HKD	4.15	HKD	4.08	HKD	53,785,497.6
Total number of securities purchased	13,056,000				Total paid $		HKD	53,785,497.6
B. Additional information for issuer whose primary listing is on the Exchange
1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)							(a)	78,326,000
2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue								0.07%

2. Class of shares	Ordinary shares	Type of shares	A		Listed on SEHK (Note)		No
Stock code (if listed)		Description	Listed on Shanghai Stock Exchange (stock code:600028)
A. Purchase report
Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $		Lowest price paid $		Total paid $
1). 27 October 2023	1,311,300	On another stock exchange Shanghai Stock Exchange	RMB	5.56	RMB	5.55	RMB	7,317,856
Total number of securities purchased	1,311,300				Total paid $		RMB	7,317,856
B. Additional information for issuer whose primary listing is on the Exchange
1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)							(a)
2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue								%

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules / GEM Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 12 April 2023 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Remarks:
In relation to repurchase of H shares, the above B 2) % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution was calculated based on the Company's total number of issued shares of 119,896,407,646 shares on 30 May 2023 (comprising 24,780,936,600 H shares and 95,115,471,046 A shares).

Note to Section II:    Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by:	Huang Wensheng
(Name)

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other Duly Authorised Officer)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: October 27, 2023